SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )1

                             OPEN PLAN SYSTEMS, INC.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683709 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   W. SYDNOR SETTLE, GREAT LAKES CAPITAL, LLC
          310 SOUTH STREET, MORRISTOWN, NEW JERSEY 07960 (973) 267-1088
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)


-----------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ------------------------
  CUSIP No. 683709 10 9           SCHEDULE 13D              Page 2 of 13 Pages
----------------------------                            ------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Great Lakes Capital, LLC
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)      [_]
                                                                   (b)      [_]
        Not Applicable
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                            [_]

        Not Applicable
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------- ------- ------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER

        SHARES                  800,000
                        ------- ------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY
                                -0-
                        ------- ------------------------------------------------
    OWNED BY EACH       9       SOLE DISPOSITIVE POWER

      REPORTING                 800,000
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                -0-
----------------------- ------- ------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        800,000
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]
        Not Applicable
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO (limited liability company)
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, no par value ("Common Stock"), of Open Plan Systems, Inc., a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.


Item 2.  Identity and Background

         Great Lakes Capital, LLC

         Great Lakes Capital, LLC ("Great Lakes") is a limited liability company organized in June 1998 under the laws of the State of Delaware. The members of Great Lakes are W. Sydnor Settle ("Settle"), who also serves as a manager and as the Chairman and President of Great Lakes, Thomas
         H. Corson ("Corson"), who also serves as a manager and as Vice President of Great Lakes, William F. Crabtree ("Crabtree"), John L. Hobey ("Hobey"), Charles B. Kaufmann, III, who also serves as Secretary of Great Lakes, and Thomas J. McGrath ("McGrath"), who also serves as a manager and as the Treasurer of Great Lakes. Great Lakes was formed specifically for the purpose of investing in and holding securities of the Issuer. The address of its principal office is 310 South Street, Morristown, New Jersey 07960. During the past five years, Great Lakes has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has Great Lakes been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The business and affairs of Great Lakes is managed by its managers, who are Settle, Corson and McGrath. The information set forth below in this
         Item 2 and in Items 3 through 6 below with respect to Settle, Corson and McGrath is disclosed in this Schedule 13D due to each such individual's role as a manager of Great Lakes.

         W. Sydnor Settle

         (A)      W. Sydnor Settle.



                               Page 3 of 13 Pages

         (B)      The   business   address  of  Settle  is  310  South   Street,
                  Morristown, New Jersey 07960.

         (C) Settle is a private investor whose business address is disclosed in paragraph (B) above. Settle is also a director of the Issuer. Settle was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1969 to 1990, when he retired to become of counsel.

         (D) During the past five years, Settle has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, Settle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      Settle is a citizen of the U.S.A.

         Thomas H. Corson

         (A)      Thomas H. Corson.

         (B) The business address of Corson is 600 Skyview Drive, P.O. Box 504, Middlebury, Indiana 46540.

         (C) Corson is a private investor whose business address is disclosed in paragraph (B) above. Corson was the co-founder of, and currently serves as Chairman Emeritus and a director of, Coachmen Industries, Inc. (NYSE), a leading manufacturer of recreational vehicles and modular homes.

         (D) During the past five years, Corson has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, Corson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      Corson is a citizen of the U.S.A.


                               Page 4 of 13 Pages

         Thomas J. McGrath

         (A)      Thomas J. McGrath.

         (B) The business address of McGrath is c/o Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017.

         (C) McGrath is a private investor whose business address is disclosed in paragraph (B) above. McGrath was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1970 to 1995.

         (D) During the past five years, McGrath has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, McGrath has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      McGrath is a citizen of the U.S.A.


Item 3.  Source and Amount of Funds and Other Consideration

         The source and amount of funds or other consideration used, or to be used, by each of Great Lakes, Settle, Corson and McGrath in acquiring beneficial ownership of shares of Common Stock is set forth below.

         Great Lakes Capital, LLC

         On June 17, 1998, the Issuer and Great Lakes entered into a Management and Consulting Agreement (the "Consulting Agreement"), a copy of which is attached to this Schedule 13D as Exhibit A and is incorporated by reference into this Schedule 13D. Under the Consulting Agreement, Great Lakes has agreed to provide certain management and consulting services to the Issuer for an 18-month period, including making available to the Issuer two of its members, Hobey and Crabtree, to serve as Chief Executive Officer and Chief Financial Officer, respectively, of the Issuer. In connection with the execution of the Consulting Agreement, Hobey and Crabtree each entered into a written employment agreement with the Issuer for a term of 18 months commencing on June 17, 1998 (each an "Employment Agreement"). The Issuer also appointed Hobey and Settle to its Board of Directors.

                               Page 5 of 13 Pages

         In connection with the execution of the Consulting Agreement, Great Lakes acquired 200,000 shares of Common Stock directly from the Issuer at a purchase price of $2.175 per share. The funds used to acquire such shares were funds contributed to Great Lakes by its members.

         In consideration for the services under the Consulting Agreement, Great Lakes acquired an option to purchase up to 600,000 shares of the Common Stock (the "Option"), pursuant to a Nonqualified Stock Option Agreement, dated as of June 17, 1998, between the Issuer and Great Lakes (the "Stock Option Agreement"). A copy of the Stock Option Agreement is attached to this Schedule 13D as Exhibit B and is incorporated by reference into this Schedule 13D.

         Under the Stock Option Agreement, the Option is immediately exercisable by Great Lakes, and the option price per share is as follows:

                           Number of Shares                 Exercise Price
                           ----------------                 --------------
                                150,000                          $3.00
                                150,000                          $4.50
                                150,000                          $6.00
                                150,000                          $7.50

         Except as described below, the Option shall expire on June 30, 2003. If at any time prior to December 17, 1998, (i) OPS terminates Hobey's employment as Chief Executive Officer of OPS for Proper Cause (as defined in Hobey's Employment Agreement), (ii) OPS terminates Hobey's employment as Chief Executive Officer of OPS due to death or disability (in accordance with the Hobey's Employment Agreement) or (iii) Hobey voluntarily resigns as Chief Executive Officer of OPS (any of the following, a "Termination Event"), the Option shall expire immediately. If between December 17, 1998 and June 17, 1998, a Termination Event shall occur, the Option shall expire one year following such Termination Event.

         W. Sydnor Settle

         In addition to the shares of Common Stock and the Option held by Great Lakes described above, Settle has acquired 3,000 shares of Common Stock for approximately $7,750 in personal funds.

         Thomas H. Corson

         Except for the shares of Common Stock and the Option held by Great Lakes described above, Corson does not beneficially own any shares of Common Stock.

                               Page 6 of 13 Pages

         Thomas J. McGrath

         Except for the shares of Common Stock and the Option held by Great Lakes described above, McGrath does not beneficially own any shares of Common Stock.

         Other

         In addition to the shares of Common Stock and the Option held by Great Lakes described above, Hobey has acquired 5,000 shares of Common Stock for approximately $14,563 in personal funds. Also, in connection with his Employment Agreement, Hobey was granted an option to purchase 25,000 shares of Common Stock at the option price of $2.44 per share pursuant to the Issuer's 1996 Incentive Stock Plan. This option is immediately exercisable and expires on June 30, 2003.

         In addition to the shares of Common Stock and the Option held by Great Lakes described above, Crabtree has acquired 3,000 shares of Common Stock for approximately $9,000 in personal funds. Also, in connection with his Employment Agreement, Crabtree was granted an option to purchase 12,500 shares of Common Stock at the option price of $2.44 per share pursuant to the Issuer's 1996 Incentive Stock Plan. This option is immediately exercisable and expires on June 30, 2003.


Item 4.  Purpose of Transaction

         The primary purpose for the acquisition by Great Lakes of shares of Common Stock and the Option, as described in Item 3 above, as well as the acquisition by Settle, Hobey and Crabtree of their respective shares of Common Stock and stock options (as the case may be) also described in Item 3 above, is for investment. Moreover, the business of Great Lakes, as stated in its operating agreement, is limited to investing in the securities of the Issuer and the management of such investments.

         Great Lakes and its members intend to continue to evaluate the Issuer and its business prospects and to take such actions as they shall deem necessary and appropriate in their sole discretion to maximize the economic value of their investment in the securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock at any time, subject, however, to certain restrictions contained in a Voting and Standstill Agreement, dated as of June 17, 1998, by and between the Issuer, Great Lakes and, for the limited purposes set forth therein, Great Lakes Capital, Inc., a Delaware corporation (the "Standstill Agreement"). A copy of the Standstill Agreement is attached to this Schedule 13D as Exhibit C and is incorporated by reference into this Schedule 13D.


                               Page 7 of 13 Pages

         Among other restrictions in the Standstill Agreement, Great Lakes and its affiliates may not (without the consent of the Issuer) acquire shares of Common Stock if, following such acquisition, Great Lakes and its affiliates beneficially own greater than 21.0% of the issued and outstanding shares of Common Stock. This restriction, however, does not apply to shares of Common Stock or other securities granted pursuant to any benefit plan of the Issuer, such as the options to acquire 25,000 shares and 12,500 shares of Common Stock granted to Hobey and Crabtree, respectively.

         Except as described above, there are no plans or proposals that Great Lakes, Settle, Corson or McGrath may have that relate to or would result in:

         (A) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (B) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (C) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (D) Any material change in the present capitalization or dividend policy of the Issuer;

         (E)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (F)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (G) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (H) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (I)      Any action similar to any of those enumerated above.

         Subject to the provisions of the Standstill Agreement, Great Lakes and its members may, at any time or from time to time, review or reconsider their position with respect to the Issuer and formulate plans with respect to matters referred to in this Item 4.


                               Page 8 of 13 Pages

Item 5.  Interest in Securities of the Issuer

         Great Lakes Capital, LLC

         (A) The aggregate number and percentage of Common Stock beneficially owned by Great Lakes are 800,000 Shares and 15.2% of the issued and outstanding shares of Common Stock, respectively.

         (B) With respect to 200,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 600,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Option.

         (C) On June 17, 1998, the Issuer and Great Lakes entered into the Consulting Agreement. In connection with the execution of the Consulting Agreement, Great Lakes acquired 200,000 shares of Common Stock directly from the Issuer at a purchase price of $2.175 per share. In addition, in consideration for the services provided under the Consulting Agreement, Great Lakes acquired the Option. Such acquisitions are described in further detail in Item 3 above.

         (D)      Not applicable.

         (E)      Not applicable.

         W. Sydnor Settle

         (A) The aggregate number and percentage of Common Stock beneficially owned by Settle are 3,000 Shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

         (B) Settle has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

         (C) Settle has not effected any transactions in the Common Stock during the past 60 days.

         (D)      Not applicable.



                               Page 9 of 13 Pages

         (E)      Not applicable.

         Thomas H. Corson

         (A) Except for the shares of Common Stock and the Option held by Great Lakes described in Item 3 above, Corson does not beneficially own any shares of Common Stock.

         (B)      Not applicable.

         (C)      Not applicable.

         (D)      Not applicable.

         (E)      Not applicable.

         Thomas J. McGrath

         (A) Except for the shares of Common Stock and the Option held by Great Lakes described in Item 3 above, McGrath does not beneficially own any shares of Common Stock.

         (B)      Not applicable.

         (C)      Not applicable.

         (D)      Not applicable.

         (E)      Not applicable.

         Other

         The aggregate amount of Common Stock beneficially owned by Great Lakes and by its members totals 848,500 shares of Common Stock, or approximately 16.0% of the Common Stock on a fully diluted basis, consisting of the 200,000 shares of Common Stock and the Option to acquire up to 600,000 shares of Common Stock as described in Item 3 above, plus the 3,000 shares of Common Stock held by Settle as described in Item 3 above, plus the 5,000 shares of Common Stock and the option to acquire 25,000 shares of Common Stock held by Hobey as described in Item 3 above, and plus the 3,000 shares of Common Stock and the option to acquire 12,500 shares of Common Stock held by Crabtree as described in Item 3 above.


                              Page 10 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Management and Consulting Agreement

         On June 17, 1998, the Issuer and Great Lakes entered into the Consulting Agreement. The Consulting Agreement is described in further detail in Item 3 above.

         Voting and Standstill Agreement

         On June 17, 1998, the Issuer, Great Lakes and, for the limited purposes set forth therein, Great Lakes Capital, Inc. entered into the Standstill Agreement. In addition to the description of the Standstill Agreement set forth in Item 4 above, the Issuer, pursuant to the terms of the Standstill Agreement, has appointed Hobey and Settle to Class I (current term expiring 2001) of the Board of Directors and has agreed to nominate and recommend Hobey and Settle for election at the next annual meeting of shareholders as Class I directors unless the Consulting Agreement has been terminated prior to such annual meeting. Upon the termination of Hobey's employment and/or the termination of the Consulting Agreement, however, such terms as a director are subject to certain requirements for the resignation of Hobey and/or Settle from the Board of Directors. Pursuant to the terms of the Standstill Agreement, Great Lakes and Great Lakes Capital, Inc. have also agreed to take such actions as may be required so that the Common Stock beneficially owned and entitled to be voted by Great Lakes, Great Lakes Capital, Inc. and their affiliates are voted as follows: (i) with respect to the nominees to the Board of Directors of the Issuer, in accordance with the recommendation of the Board; and (ii) with respect to any "election contest" initiated by any person in connection with a tender offer, in the same proportion as the total votes cast by or on behalf of all of the Issuer's shareholders (other than Great Lakes, Great Lakes Capital, Inc. and their affiliates).

         Stock Option Agreement

         On June 17, 1998, the Issuer and Great Lakes entered into the Stock Option Agreement relative to the grant of the Option to acquire up to 600,000 shares of Common Stock. The Stock Option Agreement is described in further detail in Item 3 above.

         Registration Rights Agreement

         On June 17, 1998, the Issuer and Great Lakes entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached to this Schedule 13D as Exhibit D and is incorporated by reference into this Schedule 13D. Pursuant to the Registration


                              Page 11 of 13 Pages

         Rights Agreement, following the expiration of the Consulting Agreement, Great Lakes has the right, subject to certain terms and conditions, to request that the Issuer effect the registration of the 200,000 shares of Common Stock purchased by Great Lakes pursuant to the Consulting Agreement, the shares that may be acquired upon the exercise of the Option, and any shares of Common Stock that Great Lakes and its affiliates acquire after June 17, 1998, subject to the 21.0% ownership restriction set forth in the Standstill Agreement described above in
         Item 4 (collectively, the "Great Lakes Shares"). Such request must be made prior to June 17, 2003, and the Issuer shall not be required to effect more than one registration of the Great Lakes Shares. In addition, in the event that the Issuer files a registration statement relating to a public offering of its Common Stock by or through underwriters for the Issuer's own account, the Issuer shall, at Great Lakes' request and subject to certain terms and conditions, use its best efforts to include among the securities covered by such registration statement the number of Great Lakes Shares that Great Lakes shall have requested to be so included.


Item 7.  Material to be Filed as Exhibits

         See the Exhibit Index attached to this Schedule 13D.



                              Page 12 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.



                                                     GREAT LAKES CAPITAL, LLC



Date:  June 29, 1998                                 By: /s/ W. Sydnor Settle
                                                        -----------------------
                                                           W. Sydnor Settle
                                                           Manager




Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal  violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX


       Exhibit          Description
       -------          -----------

          A Management and Consulting Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.

          B Nonqualified Stock Option Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.

          C Voting and Standstill Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc., Great Lakes Capital, LLC and, for the limited purposes set forth therein, Great Lakes Capital, Inc.

          D Registration Rights Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.

                                                                       Exhibit A





                       MANAGEMENT AND CONSULTING AGREEMENT



         THIS MANAGEMENT AND CONSULTING AGREEMENT (this "Agreement") is made as of June 17, 1998, by and between OPEN PLAN SYSTEMS, INC., a Virginia corporation ("OPS"), and GREAT LAKES CAPITAL, LLC, a Delaware limited liability company ("LLC").


                                   WITNESSETH:

         WHEREAS, John L. Hobey ("Hobey") and William F. Crabtree ("Crabtree") are members of LLC; and

         WHEREAS, LLC will make Hobey and Crabtree available to OPS to serve as full-time employees of OPS, and OPS desires to employ Hobey and Crabtree, in the capacities of Chief Executive Officer and Chief Financial Officer, respectively; and

         WHEREAS, OPS and LLC desire to enter into a management and consulting relationship on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereby agree as follows:

         1.       Management and Consulting Services.

                  (a) Chief Executive Officer. LLC will make Hobey available to OPS to serve as a full-time employee of OPS in the capacity of OPS's Chief Executive Officer ("CEO"), and OPS will elect Hobey as CEO of OPS. Hobey will enter into an employment agreement with OPS, substantially in the form attached hereto as Exhibit A (the "Employment Agreement"), the provisions of which shall include an 18-month term, an annual base salary of $160,000.00, eligibility for cash bonuses at the discretion of the Board of Directors of OPS, and the grant of nonqualified stock options of up to 25,000 shares of OPS's common stock, without par value ("Common Stock"), pursuant to the terms and conditions of a nonqualified stock option agreement with OPS, substantially in the form attached hereto as Exhibit B (the "Stock Option Agreement"). At the end of the term of this Agreement, OPS and Hobey may negotiate with each other directly regarding a continued employment relationship.

                  (b) Chief Financial Officer. LLC will make Crabtree available to OPS to serve as a full-time employee of OPS in the capacity of OPS's Chief Financial Officer ("CFO"), and OPS will elect Crabtree as CFO of OPS. Crabtree will enter into an Employment Agreement, the provisions of which shall include an 18-month term, an annual base salary of $120,000.00, eligibility for cash bonuses at the discretion of the Board of Directors of OPS, and the grant of nonqualified stock options of up to 12,500 shares of Common Stock, pursuant to the terms and conditions of a Stock Option Agreement. At the end of the term of this Agreement, OPS and Crabtree may negotiate with each other directly regarding a continued employment relationship.

                  (c) Additional Consulting Services. In addition to making Hobey and Crabtree available to serve as employees of OPS, LLC will make available to OPS for consultation on an as needed basis the services of members of LLC (the "Consultants"), including specifically, and without limitation, W. Sydnor Settle ("Settle"). Each of the Consultants will provide his or her personal services in the form of consulting services (the "Services") as reasonably requested by OPS, which Services of all Consultants shall not, in the aggregate, exceed ten (10) hours per month..

                  (d)      Performance of Services.

                           (i)      During the term of this Agreement, LLC will,
to the best of its ability, impart knowledge, information, ideas, suggestions and advice to OPS in furtherance of and relating to the Services as reasonably requested by OPS, and OPS and its Affiliates (as defined in Section 9(c) below) will have the right to make use of the same in their business at any time without additional consideration to LLC or its Consultants, employees or agents, other than that specifically stated herein. All reports, statistics, drawings, documents, computer programs (including source codes) or other property prepared by LLC and/or its Consultants, employees or agents in the course of performing the Services will be the property of OPS and may be used and reproduced by OPS for any purpose whatsoever; provided that all methods of analysis that are the property of LLC and are used by LLC to prepare such reports, statistics, drawings, documents or computer programs (including source codes) shall remain the property of LLC, even if such methods are developed specifically with regard to providing the Services.

                           (ii)     During the term of this Agreement,  LLC will
be available to perform the Services at such times and at such locations as OPS and LLC may from time to time agree.

                           (iii)    During the term of this Agreement,  OPS will
reimburse LLC for all reasonable and customary expenses incurred in the performance of Services that are requested by the Chairman of the Board of Directors of OPS.

         2. Term. The term of this Agreement will be for a period of eighteen (18) months, beginning on June 17, 1998; provided, however, that:


                  (a) if (1) OPS terminates the employment of Hobey for Proper Cause (as defined in his Employment Agreement), (2) OPS terminates the employment of Hobey due to death or disability (in accordance with his Employment Agreement), or (3) Hobey voluntarily resigns as an employee of OPS, then (i) OPS may select Hobey's replacement without consulting LLC or terminating this Agreement or (ii) OPS may, in its sole discretion, terminate this Agreement with three (3) days prior written notice to LLC; or

                  (b) if OPS terminates the employment of Hobey without Proper Cause and LLC is unable to provide a replacement for Hobey, who in OPS's sole discretion is acceptable to OPS, within five (5) days after such termination, then (i) OPS may select Hobey's replacement without consulting LLC or terminating this Agreement, or (ii) either OPS or LLC may, in its sole discretion, terminate this Agreement with three (3) days prior written notice to the other party.

         3. Consulting Consideration. In consideration for LLC making Hobey and Crabtree available to serve as OPS's CEO and CFO, respectively, and the agreement of LLC to perform the Services, OPS will deliver to LLC the following consideration:

                  (a) Options. OPS will grant to LLC nonqualified stock options for 600,000 shares of Common Stock, pursuant to a nonqualified stock option agreement substantially in the form attached hereto as Exhibit C (the "LLC Stock Option Agreement").

                  (b) Cash Payment. OPS will pay and deliver to LLC for expense reimbursement, by wire transfer, or by certified or bank check, the amount of $22,500.00.

                  (c) Board Membership. In accordance with the terms and conditions of the Voting and Standstill Agreement (as defined in Section 4(d) below), OPS will take such action as may be necessary to increase the size of the OPS Board of Directors to ten (10) directors, to elect Hobey and Settle to Class I directorships (current term expiring in 2001) and to nominate and recommend Hobey and Settle for election at the 1999 annual meeting of shareholders as Class I directors. The parties hereby acknowledge that, for their services as directors of OPS, Hobey will not receive any compensation and Settle will receive the same compensation as other nonemployee directors.

         4.       Additional Agreements.

                  (a) Sale and Purchase of New Shares. OPS will sell and deliver to LLC 200,000 newly issued shares of Common Stock (the "Shares") for the purchase price of $2.175 per share, or an aggregate purchase price of $435,000.00.

                  (b) Registration Rights Agreement. OPS will enter into a Registration Rights Agreement with LLC, substantially in the form attached hereto as Exhibit D.

                  (c) Listing Application. OPS will, at its expense, take such steps as shall be necessary and advisable to effect the listing on The Nasdaq National Market of the Shares issued to LLC, and to reserve for listing on The Nasdaq National Market the shares of Common Stock that may be issued to LLC upon exercise of the options contained in the LLC Stock Option Agreement.

                  (d) Voting and Standstill Agreement. OPS, LLC and Great Lakes Capital, Inc., a Delaware corporation ("GLC"), will enter into a Voting and Standstill Agreement, substantially in the form attached hereto as Exhibit E (the "Voting and Standstill Agreement").

         5. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on June 17, 1998 (the "Closing Date"), at 11:00 a.m. (eastern time), at the offices of Williams, Mullen, Christian & Dobbins, 1021 East Cary Street, Suite 1600, Richmond, Virginia 23219, or such other date, time and place as the parties hereto may agree.

         6.       Independent Contractor.

                  (a) LLC's relationship to OPS shall be that of an independent contractor retained on a consulting basis. LLC will at all times retain control over the performance of the Services and shall remain free from direction by OPS. Nothing in this Agreement, including the employment relationships set forth in Sections 1(a) and 1(b) above, shall be construed as creating any type of agency relationship, including, without limitation, that of employer and employee, between OPS and LLC.

                  (b) LLC represents and warrants that, except as otherwise specifically stated in writing, all of the persons so assigned to perform the Services for OPS under this Agreement (including but not limited to Settle) shall be its employees or agents and not employees of OPS. LLC will file all required returns and reports, withhold and/or pay all required federal, state and local wage or employment-related taxes, including but not limited to income taxes, social security taxes, unemployment taxes and taxes measured by gross income or gross receipts, with respect to the amounts paid to LLC, or any such employees in connection with the performance of the Services; provided that it is acknowledged and agreed that LLC shall not be responsible for the employment relationships described in Sections 1(a) and (b) above.

                  (c) LLC will reimburse OPS for any wage, employment-related or other tax not so withheld and/or remitted in accordance with Section 6(b) above and for any costs and expenses, including reasonable attorney's fees, penalties and interest, which OPS may incur by reason of LLC's failure to comply with its obligations set forth in Section 6(b) above.

                  (d) LLC shall not use the name of OPS or any of its Affiliates in any advertising, promotion or sales of any materials or services without OPS's prior written concurrence.

         7.       Representations   and  Warranties  of  OPS.  OPS   represents,
warrants and covenants to LLC as follows:

                  (a) Valid Existence, Good Standing and Power. OPS is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and is in good standing as a foreign corporation in each jurisdiction in which the failure to qualify as a foreign corporation could have, in the aggregate, an adverse effect in a material respect  on  OPS's  business,  property  or  financial  condition.  OPS  has all requisite corporate power and authority to own, lease and operate its properties, and to carry on its business as such business is now being conducted, and to enter into this Agreement and perform its respective obligations hereunder.

                  (b) OPS Stock. The authorized capital stock of OPS consists of 50,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, without par value. Of such shares, on the Closing Date, approximately 4,472,000 shares of Common Stock, and no shares of OPS preferred stock, have been issued and are outstanding. The outstanding shares of OPS capital stock have been validly issued and are fully paid and nonassessable, and are free of any preemptive rights, whether statutory or otherwise. There are no outstanding or authorized subscriptions, options, warrants, calls or rights obligating OPS to issue any additional shares of capital stock, except for options granted under OPS's 1996 Stock Incentive Plan, OPS's 1996 Stock Option Plan for Non-Employee Directors and the LLC Stock Option Agreement. There are no limits or restrictions of any kind on the voting of the Common Stock.

                  (c) Stock to be Issued to LLC. The Shares of Common Stock to be issued to LLC are duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid, nonassessable, and free of any preemptive rights, whether statutory or otherwise.

                  (d) Authorization and Validity of Agreements. The execution, delivery and performance by OPS of this Agreement and all related
documents   contemplated  hereby,  and  the  consummation  of  the  transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action. No shareholder approval is required. This Agreement and all related documents to which OPS is a party have been duly executed and delivered by OPS, and upon their execution and delivery as provided herein and therein, will be legal and valid obligations of OPS, enforceable against it in accordance with the terms of the respective document, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally, and subject to general principles of equity (whether in law or in equity) and public policy applicable to securities law.

                  (e) No Approvals or Notices Required; No Conflict with Instruments. The execution, delivery and performance by OPS of this Agreement and all related documents contemplated hereby, and the consummation by it of the transactions contemplated hereby and thereby: (1) will not violate (with or without the giving of notice or lapse of time or both) any judgment, ruling, order, writ, injunction, statute, rule or regulation applicable to OPS; (2) will not require any consent, approval, filing or notice under any provision of law applicable to OPS; (3) will not (i) require any consent, approval or notice;
(ii) conflict with, result in the breach of any provision of, result in the termination of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default); or (iii) result in the acceleration of (or give any person the right to accelerate) the performance of any obligation of OPS under any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which OPS is a party or by which the assets or properties of any of them are bound or encumbered; and (4) will not result in the creation of a lien upon any properties, assets or business of OPS pursuant to the articles of incorporation or bylaws of OPS or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which OPS is a party or by which the assets or properties of any of them are bound or encumbered.

                  (f) Legal Proceedings. Except as described in Schedule 7(f) to this Agreement, (1) there is no pending legal, administrative, governmental or other claim, action, suit, or proceeding or governmental investigation to which OPS is a party or relating to any of its properties or rights or otherwise affecting OPS; and (2) there is no threatened legal, administrative, governmental or other claim, action, suit, or proceeding or governmental investigation, or any basis for such claim, action, suit, proceeding or investigation against or relating to OPS or any of its respective properties or rights or which would affect OPS, which, if adversely determined, would have, either singly or in the aggregate, a material adverse effect on the financial condition, properties, good will, results of operations or business of OPS taken as a whole. OPS is not in violation of any term of any judgment, ruling, writ, decree, injunction or order outstanding against it.

                  (g) OPS SEC Documents. OPS has filed all reports, schedules, statements and other documents required to be filed by it with the Securities and Exchange Commission under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since May 30, 1996, the date upon which it became subject to the reporting requirements of the Exchange Act (collectively, the "OPS SEC Documents"). Each of the OPS SEC Documents complies as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and, as of their respective filing dates, does not contain any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (h) Affiliated Transaction. The transactions contemplated by this Agreement have been approved, prior to the date hereof, by a majority of OPS's "disinterested directors" (as defined in Article 14 of the Virginia Stock Corporation Act, as amended, in effect on the date of this Agreement (the "Virginia Act")), within the meaning of Section 13.1-727(B)(1)(iv) of Article 14 of the Virginia Act.

                  (i) No Brokers. Neither OPS nor any of its officers, directors or employees acting on behalf of OPS, has employed any broker, investment banker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

                  (j) Full Disclosure. The representations and warranties made by OPS to LLC in this Agreement do not contain any untrue statement of a material fact, or omit to state a material fact which would be necessary to make the statements contained herein, in light of the circumstances in which they were made, not misleading.

         8. Representations and Warranties of LLC. LLC represent, warrant and covenant to OPS as follows:

                  (a) Valid Existence, Good Standing and Power. LLC is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, and is in good standing as a foreign limited liability company in each jurisdiction in which the failure to qualify as a foreign limited liability company could have, in the aggregate, an adverse effect in a material respect on LLC's business, property or financial condition. LLC has all requisite power and authority to own, lease and operate its properties, and to carry on its business as such business is now being conducted.

                  (b) Authorization and Validity of Agreements. The execution, delivery and performance by LLC of this Agreement and the related documents contemplated hereby to which LLC is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action. This Agreement and the related documents contemplated hereby to which LLC is a party have been duly executed and delivered by LLC, and upon its execution and delivery as provided herein and therein, will be legal and valid obligations of LLC, enforceable against it in accordance with the terms of the respective documents, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally, and subject to general principles of equity (whether in law or in equity) and public policy applicable to securities law.

                  (c) No Approvals or Notices Required; No Conflict with Instruments. The execution, delivery and performance by LLC of this Agreement and all related documents to which LLC is a party, and the consummation of the transactions contemplated hereby and thereby: (1) will not violate (with or without the giving of notice or lapse of time or both) any judgment, ruling, order, writ, injunction, statute, rule or regulation applicable to LLC; (2) will not require any consent, approval, filing or notice under any provision of law applicable to LLC; (3) will not (i) require any consent, approval or notice;
(ii) conflict with, result in the breach of any provision of, result in the termination of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default); or (iii) result in the acceleration of (or give any person the right to accelerate) the performance of any obligation of LLC under any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which LLC is a party or by which the assets or properties of any of them are bound or encumbered; and (4) will not result in the creation of a lien upon any properties, assets or business of LLC pursuant to the respective certificate of organization, operating agreement, charter or bylaws of LLC, or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which LLC is a party or by which its assets or properties are bound or encumbered.

                  (d) Legal Proceedings. There is no: (1) pending legal, administrative, governmental or other claim, action, suit, or proceeding or governmental investigation to which LLC is a party or relating to any of its properties or rights or otherwise affecting LLC; and (2) threatened legal, administrative, governmental or other claim, action, suit, or proceeding or governmental investigation, or any basis for such claim, action, suit, proceeding or investigation against or relating to LLC or any of its respective properties or rights or which would affect LLC, which, if adversely determined, would have, either singly or in the aggregate, a material adverse effect on the financial condition, properties, good will, results of operations or business of LLC taken as a whole. LLC is not in violation of any term of any judgment, ruling, writ, decree, injunction or order outstanding against it.

                  (e) Certain Securities Laws Matters. LLC is acquiring the Shares of Common Stock for its own account, without a view to the resale, transfer or distribution thereof, and not for the account of others. LLC agrees not to resell or otherwise dispose of all or any such stock, except as permitted by federal and state securities laws in the opinion of legal counsel reasonably acceptable to OPS, including, without limitation, any and all applicable provisions of this Agreement and any regulations under the Securities Act of 1933, as amended (the "Securities Act"). LLC fully understands and agrees that it must bear the economic risk of the investment in the Shares for an indefinite period of time. LLC further understands that this stock has not been registered under any federal or state securities laws, and may not be assigned unless it is first registered or the transaction is exempt from registration under federal or applicable state securities laws. LLC understands and agrees that transfer of such shares will be restricted in their resale and that each certificate evidencing the shares will bear the following legend, or one substantially similar thereto:

                  The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and no transfer, sale, assignment, pledge, hypothecation or other disposition of the shares represented by this certificate may be made except (A) pursuant to the effective registration statement under the Act and any applicable state securities laws or (B) pursuant to an exemption from the provisions of Section 5 of the Act, and the rules and regulations in effect thereunder, and state securities laws.


                  (f)      Accredited Investors. Settle, Hobey, Crabtree, Thomas
H. Corson, Thomas J. McGrath and Charles B. Kaufmann III are the only members of LLC, and each of these individuals is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

                  (g) No Brokers. Neither LLC nor any of its members, managers or employees acting on behalf of LLC has employed any broker, investment banker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

                  (h) Full Disclosure. The representations and warranties made by LLC to OPS in this Agreement do not contain any untrue statement of a material fact, or omit to state a material fact which would be necessary to make the statements contained herein, in light of the circumstances in which they were made, not misleading.

         9. Covenants. In exchange for OPS's utilization of LLC's services and other good and valuable consideration, the receipt and sufficiency of which LLC and its Affiliates hereby acknowledge, LLC agrees, and shall use its best efforts to cause its Affiliates to agree, to enter into the covenants set forth below in this Section 9.

                  (a) Confidentiality. For purposes of this Agreement, "Confidential Information" shall mean any information of a proprietary or confidential nature and trade secrets of OPS and its Affiliates (as defined in Section 9(c) below) relating to the business of OPS and its Affiliates that have not previously been publicly released by duly authorized representatives of OPS. LLC and its Affiliates agree to regard and preserve as confidential all Confidential

Information pertaining to OPS's business that has been or may be obtained by LLC or any of its Affiliates in the course of its involvement with OPS. Neither LLC nor any of its Affiliates will, without prior written authority from OPS to do so, use for its personal benefit or its personal purposes, unrelated to the business of OPS, nor disclose to others, either during the term of this Agreement or for five (5) years thereafter, except as required by the conditions of its engagement hereunder, any Confidential Information of OPS. This provision shall not apply after the Confidential Information has been voluntarily disclosed to the public by a duly authorized representative of OPS, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

                  (b) Removal Of Documents Or Objects. LLC and its Affiliates agree not to remove from the premises of OPS, except as a consultant to OPS in pursuit of the business of OPS or any of its Affiliates, or except as specifically permitted in writing by OPS, any document or object containing or reflecting any Confidential Information of OPS or its Affiliates. LLC and its Affiliates recognize that all documents or material containing Confidential Information developed by it or by someone else in the course of employment by OPS are the exclusive property of OPS; provided that the methods of analysis that are the property of LLC and are used by LLC to prepare such documents or material containing Confidential Information in the course of performing the Services shall remain the property of LLC.

                  (c)      Nonpiracy Covenants.

                           (1)      For  the  purpose  of  this  Agreement,  the
following terms shall have the following meanings:

                                    (i)      "OPS Customers" shall be limited to
those customers of OPS or its Affiliates for whom OPS or its Affiliates are rendering services as of the date of termination of LLC's engagement hereunder;

                                    (ii)     "Affiliates" shall have the meaning
ascribed to such term in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement;

                                    (iii)    "Prohibited  Services"  shall  mean
services in the new and remanufactured office furniture industry performed by OPS or its Affiliates, their agents or employees in any other business engaged in by OPS or its Affiliates on the date of termination of LLC's engagement hereunder;

                                    (iv)     "Prospective  Customers"  shall  be
limited to those parties known by LLC or any of its Affiliates to have been solicited for business within any Prohibited Services within the twelve
(12)-month period preceding the date of termination of LLC's engagement hereunder, and with or from whom, within the twelve (12)-month period preceding the date of termination of LLC's engagement hereunder, someone acting on behalf of OPS or its Affiliates either had met for the purpose of offering any Prohibited Services or had received a written response to an earlier solicitation to provide any Prohibited Services;

                                    (v)      "Restricted  Period" shall mean the
period of five (5) years immediately following the date of termination of LLC's engagement hereunder.

                           (2)      LLC and its Affiliates recognize that over a
period of years OPS has developed, at considerable expense, relationships with, and knowledge about, Customers and Prospective Customers which constitute a major part of the value of OPS. During the course of its engagement by OPS, LLC and its Affiliates will either have substantial contact with, or obtain substantial knowledge about, these Customers and Prospective Customers. In order to protect the value of OPS's business, LLC and its Affiliates covenant and agree that, in the event of the termination of LLC's engagement hereunder, neither LLC nor any of its Affiliates will, directly or indirectly, for its own account or for the account of any other person or entity, as an owner, stockholder, partner, agent, broker, consultant or other participant during the Restricted Period:

                                    (i)      solicit a Customer  for the purpose
of providing Prohibited Services to such Customer;

                                    (ii)     accept   an   invitation   from   a
Customer for the purpose of providing Prohibited Services to such Customer;

                                    (iii)    solicit a Prospective  Customer for
the purpose of providing Prohibited Services to such Prospective Customer; and

                                    (iv)     accept   an   invitation   from   a
Prospective Customer for the purpose of providing Prohibited Services to such Prospective Customer.

         Subsections (i), (ii), (iii), and (iv) are separate and divisible covenants; if for any reason any one covenant is held to be illegal, invalid or unenforceable, in whole or in part, the remaining covenants shall remain valid and enforceable and shall not be affected thereby. Further, the periods and scope of the restrictions set forth in any such subsection shall be reduced by the minimum amount necessary to reform such subsection to the maximum level of enforcement permitted to OPS by the law governing this Agreement. Additionally, LLC and its Affiliates agree that no separate geographic limitation is needed for the foregoing nonpiracy covenants as such are not a prohibition on LLC's involvement in the new and remanufactured office furniture industry and are already limited to only those entities which are included within the definition of "Customer" and "Prospective Customer."

                  (d)      Nonraiding of Employees.

     [Language to be mutually agreed upon by the parties to this Agreement and to be included in an amendment to this Schedule 13D]

                  (e) Remedies Upon Breach of Agreement. Notwithstanding the provisions of Section 12 below, if LLC or any of its Affiliates materially breaches any provision of Section 9 of this Agreement and fails to cure any such material breach within five (5) days after written notice of said material breach is received from OPS, OPS reserves the right to avail itself of any reasonable remedy available to it at law or in equity. LLC and its Affiliates acknowledge and agree that OPS shall be entitled to injunctive relief against LLC or any of its Affiliates for any material violation by LLC or any of its Affiliates of Sections 9(a), (b), (c) or (d) of this Agreement that LLC or any of its Affiliates fails to cure within five (5) days after receipt of written notice from OPS. LLC and its Affiliates agree that the foregoing remedies shall be cumulative and not exclusive, shall not be waived by any partial exercise or nonexercise thereof and shall be in addition to any other remedies available to OPS at law or in equity.

                  (f) Tolling of Restrictive Covenants During Violation. If a material breach by LLC or any of its Affiliates of any of the restrictive covenants of this Agreement occurs, LLC and its Affiliates agree that the restrictive period of each such covenant so materially violated shall be extended by a period of time equal to the period of such material violation by LLC or any of its Affiliates. It is the intent of the parties regarding this
Section 9 that the running of the restricted period of a restrictive covenant shall be tolled during any period of material violation of such covenant so that OPS shall get the full and reasonable protection for which it contracted and so that neither LLC nor any of its Affiliates may profit by its material breach.

         10. Transferability of Options. To the extent requested by LLC after the Closing, but prior to the expiration of the exercise periods of the options granted to LLC pursuant to the LLC Stock Option Agreement, OPS will use its prudent efforts to effect, following the expiration or termination of the Consulting Agreement, the transferability of such options to members of LLC or their immediate family members, LLC's Affiliates, or such other mutually agreed upon parties in a manner that is in the best interests of both OPS and LLC.

         11. LLC Approval of Press Releases. OPS will obtain the prior approval of Settle, or such other person as LLC may from time to time designate, before issuing or releasing any press releases or other public disclosures that contain references to LLC or the Services; provided that, if time is of the essence with respect to any such press release or other public disclosure, and Settle or the LLC designee is not reasonably available for the review and approval of such document, OPS may release such press release or other public disclosure as long as OPS can provide to LLC evidence of its attempts to obtain the approval required under this Section 11.

         12.      Indemnification; Survival.

                  (a) LLC Indemnification. LLC agrees to defend, indemnify and hold OPS and its Affiliates, and their respective directors, officers and employees ("OPS Indemnitees"), harmless from and against any and all liabilities, actions, suits, claims, proceedings, costs, losses, damages, judgments, amounts paid in settlement in accordance with Section 12(c) below and reasonable expenses (including but not limited to reasonable attorney's fees and disbursements), suffered or incurred by OPS or OPS Indemnitees for injury of any kind to persons or damage to property resulting from or arising out of or in connection with (1) any inaccuracy in or breach, violation or nonobservance of the representations, warranties, covenants or agreements contained in this Agreement, or (2) any activities or Services carried out under this Agreement that result from the gross negligence or willful misconduct of the Consultants, or other employees or agents of LLC; provided that LLC shall not be responsible for the acts of Hobey and Crabtree in their capacities as employees of OPS or of Hobey and Settle in their capacities as directors of OPS.

                  (b) OPS Indemnification. OPS agrees to defend, indemnify and hold LLC, and its respective managers, members and employees ("LLC Indemnitees"), harmless from and against any and all liabilities, actions, suits, claims, proceedings, costs, losses, damages, judgments, amounts paid in settlement in accordance with Section 12(c) below and reasonable expenses
(including but not limited to reasonable attorney's fees and disbursements), suffered or incurred by LLC or LLC Indemnitees for injury of any kind to persons or damage to property resulting from or arising out of or in connection with (1) any inaccuracy in or breach, violation or nonobservance of the representations, warranties, covenants or agreements contained in this Agreement, or (2) any activities or Services carried out under this Agreement that do not result from the gross negligence or willful misconduct of the Consultants, or other employees or agents of LLC.

                  (c) Notice of Indemnifiable Loss. Each indemnified party (the "Indemnified Party") shall provide written notice to the indemnifying party (the "Indemnifying Party") of any claim with respect to which it seeks indemnification promptly after the discovery by the Indemnified Party of any matters giving rise to a claim for indemnification, provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligation under this Section 12, except if and to the extent the Indemnifying Party has been materially prejudiced thereby. Provided that the Indemnifying Party has agreed to indemnify the Indemnified Party with respect to the noticed claim, the

Indemnified Party shall have the control of all litigation for which indemnity is available pursuant to this Section 12. The Indemnifying Party shall not, without the Indemnified Party's prior written consent, which shall not be unreasonably withheld, settle or compromise any action, suit, claim or proceeding to which an Indemnified Party is a party or consent to entry of any judgment in respect thereof. The Indemnifying Party further agrees that it will not, without the Indemnified Party's prior written consent, settle or compromise any claim or proceeding in respect of which indemnification may be sought hereunder unless such settlement or compromise includes unconditional release of the Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

                  (d) Survival. The respective representations and warranties, covenants and indemnities of the parties hereto, including those made in or resulting from any certificates, instruments or other documents delivered pursuant to this Agreement, shall survive the Closing under this Agreement and, with respect to representations and warranties, covenants and indemnities of LLC, LLC's termination of Services to OPS.

         13. No Rescission. Notwithstanding anything to the contrary in this Agreement, OPS shall not possess as a remedy for a breach of this Agreement or of any of the agreements contemplated herein any right of rescission or termination with respect to the Shares or the options granted pursuant to the LLC Stock Option Agreement, except that such options shall be subject to termination to the extent expressly set forth in the LLC Stock Option Agreement.

         14.      Miscellaneous.

                  (a) Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including telecopy or similar teletransmission), addressed as follows:



                  If to OPS,
                  to it at:       Open Plan Systems, Inc.
                                  4299 Carolina Avenue
                                  Building C
                                  Richmond, Virginia  23222
                                  Telecopier:  (804) 228-5656
                                  Attention:  Anthony F. Markel

                  With a copy to: Williams Mullen Christian & Dobbins
                                  1021 East Cary Street, 16th Floor
                                  Richmond, Virginia 23219
                                  Telecopier: (804) 783-6507
                                  Attention:  Theodore L. Chandler, Jr., Esquire

                  If to LLC,
                  to it at:       Great Lakes Capital, LLC
                                  310 South Street
                                  Morristown, New Jersey 07960
                                  Telecopier: (973) 539-7909
                                  Attention: W. Sydnor Settle

                  With a copy to: Dykema Gossett PLLC
                                  400 Renaissance Center
                                  Detroit, Michigan 48243-1668
                                  Telecopier: (313) 568-6915
                                  Attention:  Fredrick M. Miller, Esquire

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) in the case of any notice or communication sent other than by mail, on the date actually delivered to such address (evidenced, in the case of delivery by overnight courier, by confirmation of delivery from the overnight courier service making such delivery, and in the case of a telecopy, by receipt of a transmission confirmation form or the addressee's confirmation of receipt), or (b) in the case of any notice or communication sent by mail, three business days after being sent, if sent by registered or certified mail, with first-class postage prepaid. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

                  (b) Entire Agreement; Amendment. This Agreement shall supersede any and all existing agreements between LLC or any of its Affiliates and OPS or any of its Affiliates. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and there are no agreements, undertakings or understandings, whether oral or written, that are not fully set forth herein. Notwithstanding the foregoing, the Confidentiality Letter Agreement between GLC and OPS, dated March 27, 1998, shall continue in full force and effect. No provision of this Agreement shall be amended, modified, waived or discharged except as agreed to in writing by LLC and OPS.

                  (c) Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

                  (d) Assignment. This Agreement shall be binding upon and inure to the benefit of LLC, and with respect to the amounts set forth in
Section 4, its distributees, successors and assigns, and OPS and its permitted assigns. Neither this Agreement nor any of the rights of the parties hereunder may be transferred to or assigned by either party hereto. Any assignment or transfer of this Agreement in violation of this Section 14(d) shall be void.

                  (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to agreements made in that state.

                  (f) Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits, and agrees to cause each of its Affiliates to submit, to the jurisdiction of the federal courts located in the City of Richmond, Virginia, and in the event that such federal courts shall not have subject matter jurisdiction over the relevant proceeding, then of the state courts located in the City of Richmond, Virginia, for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof or the transactions contemplated hereby,
(ii) hereby waives, and agrees to cause each of its Affiliates to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Affiliates to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence or to permit any of its Affiliates to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Virginia law, as the case may be, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to
Section   14(a)  above  is  reasonably   calculated   to  give  actual   notice.
Notwithstanding anything contained in this Section 14(f) to the contrary with respect to the parties' forum selection, if an action is filed against a party to this Agreement, including its Affiliates, by a person who or which is not a party to this Agreement, an Affiliate of a party to this Agreement, or an assignee thereof (a "Third Party Action"), in a forum other than the federal district court or a state court located in the City of Richmond, Virginia, and such Third Party Action is based upon, arises from, or implicates rights, obligations or liabilities existing under this Agreement or acts or omissions pursuant to this Agreement, then the party to this Agreement, including its Affiliates, joined as a defendant in such Third Party Action shall have the right to file cross-claims or third-party claims in the Third Party Action against the other party to this Agreement, including its Affiliates, and even if not a defendant therein, to intervene in such Third Party Action with or without also filing cross-claims or third-party claims against the other party to this Agreement, including its Affiliates.

                  (g)      Headings.   Section  headings  are  used  herein  for
convenience of reference only and shall not affect the meaning of any provision of this Agreement.

                  (h) Severability. LLC agrees that if any provision of this Agreement, or any portion thereof, shall be adjudged by any court of competent jurisdiction to be invalid or unenforceable for any reason, such determination shall be confined to the operation of the provision at issue and shall not affect or invalidate any other provision of this Agreement and such court shall be empowered to substitute, to the extent enforceable, provisions similar thereto or other provisions so as to provide to OPS to the fullest extent permitted by applicable law the benefits intended by such provisions.

                  (i) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.


                          [SIGNATURES ON THE NEXT PAGE]

         IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first written above.


                                          OPEN PLAN SYSTEMS, INC.



                                          By:  /s/ Anthony F. Markel
                                              ----------------------------------
                                                   Anthony F. Markel,
                                                   Chairman of the Board



                                          GREAT LAKES CAPITAL, LLC



                                          By:  /s/ W. Sydnor Settle
                                             ----------------------------------
                                                   W. Sydnor Settle,
                                                   Manager

                                                                       Exhibit B





                             OPEN PLAN SYSTEMS, INC.
                       NONQUALIFIED STOCK OPTION AGREEMENT




         THIS AGREEMENT dated as of June 17, 1998, between Open Plan Systems, Inc., a Virginia corporation (the "Company"), and Great Lakes Capital, LLC, a Delaware limited liability company ("Optionee"), is made pursuant and subject to the provisions of that certain Management and Consulting Agreement, dated June 17, 1998, by and between the Company and Optionee (the "Consulting Agreement"). All terms used herein that are defined in the Consulting Agreement shall have the same meaning given them in the Consulting Agreement.

         1. Grant of Option. Pursuant to the terms of the Consulting Agreement, the Company hereby grants to Optionee, subject to the terms and conditions herein set forth, the right and option to purchase from the Company all or any part of an aggregate of Six Hundred Thousand (600,000) shares of the Common Stock, without par value, of the Company (the "Common Stock") at an option price per share as follows:

                           Number of                        Strike
                            Shares                           Price
                           ---------                        ------

                           150,000                           $3.00
                           150,000                           $4.50
                           150,000                           $6.00
                           150,000                           $7.50

Such option is to be exercisable as hereinafter provided.

         2. Terms and Conditions. This option is subject to the following terms and conditions:

                  (a) Expiration Date. The Expiration Date of this option is June 30, 2003.

                  (b) Exercise of Option. This option is immediately exercisable by Optionee, in whole or in part, as of the date hereof. A partial exercise of this option shall not affect Optionee's right to exercise subsequently this option with respect to the remaining shares that are exercisable, subject to the conditions of this Agreement.

                  (c) Method of Exercising and Payment for Shares. This option may be exercised only by written notice delivered to the attention of the Company's Secretary at the Company's principal office in Richmond, Virginia. The written notice shall specify the number of shares being acquired pursuant to the exercise of the option when such option is being exercised in part in accordance with subparagraph 2(b) hereof. The exercise date shall be the date upon which such notice is received by the Company. Such notice shall be accompanied by payment of the option price in full for each share either in cash in United States Dollars, or by the surrender of shares of Common Stock, or by cash equivalent acceptable to the Company or any combination thereof having an aggregate fair market value equal to the total option price for all the shares being purchased.

                  (d)      Nontransferability. This option is nontransferable.

         3. Fractional Shares. Fractional shares shall not be issuable hereunder.

         4. Investment Representation. Optionee agrees that, unless such shares shall previously have been registered under the Securities Act of 1933, as amended, (a) any shares purchased hereunder will be purchased for investment and not with a view to distribution or resale, and (b) until such registration, certificates representing such shares may bear an appropriate legend to assure compliance with such Act. This investment representation shall terminate when such shares have been registered under the Securities Act of 1933, as amended. Optionee understands and agrees that transfer of such shares will be restricted in their resale and that each certificate evidencing the shares will bear the following legend, or one substantially similar thereto:

                  The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and no transfer, sale, assignment, pledge, hypothecation or other disposition of the shares represented by this certificate may be made except (A) pursuant to the effective registration statement under the Act and any applicable state securities laws or (B) pursuant to an exemption from the provisions of Section 5 of the Act, and the rules and regulations in effect thereunder, and state securities laws.

         5. Change in Capital Structure. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by this option, and the price per share thereof, shall be proportionately adjusted and its terms shall be adjusted, to reflect (i) any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividend (but only on, or payable in, Common Stock), stock split, subdivision, combination, reclassification or recapitalization, (ii) the issuance of rights, options, warrants or other securities exercisable for or convertible into Common Stock having an exercise or conversion price below the fair market value of the Common Stock on the date of such issuance, (iii) any change in the number of such shares outstanding resulting from the issuance of Common Stock for cash or property or labor or services by the Company, if the amount of cash, or, if other than cash consideration is received, the value of such other consideration (as determined in good faith by the Company's Board of Directors) is less than the fair market value of the Common Stock on the date of such issuance, or (iv) any spin-off, spin-out, split-up, split-off or other distribution of assets to shareholders.

         In the event of a change in the Common Stock of the Company as presently constituted, which is limited to a change of all of its authorized shares with par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock.

         The grant of this option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

         6. Sale of the Company. In the event that the Company enters into an agreement prior to the Expiration Date of this option whereby the Company shall be acquired by merger, share exchange or consolidation, or shall sell substantially all of its assets, the Board of Directors of the Company shall use its reasonable best efforts to see that this option is converted into an option to purchase the acquiring company's stock upon consummation of such transaction. In the event this option is not converted into an option for the purchase of shares in the acquiring company, then any unexercised portion of this option at such time shall be deemed to have a value equal to the price computed by using the Black-Scholes option pricing model using as inputs each option's expiration date and strike price, a price for the Common Stock of the Company equal to the acquisition price per share and an assumed volatility rate of 45%. The Company shall pay to Optionee such value on the date of consummation of such transaction.

         7. Continued Employment of C.E.O. If at any time prior to December 17, 1998, John L. Hobey ("Hobey") voluntarily terminates his employment with the Company as its Chief Executive Officer for any reason, or is terminated by the Company for (i) "Proper Cause" (as that term is defined in that certain Employment Agreement, dated June 17, 1998, between Hobey and the Company (the "Hobey Employment Agreement")) or (ii) death or disability (in accordance with the Hobey Employment Agreement), any unexercised portion of this option shall be immediately forfeited by the Optionee and shall be immediately null and void and without effect. If after December 17, 1998, but prior to June 17, 1999, Hobey's employment with the Company as its Chief Executive Officer is voluntarily terminated by him for any reason, or at any time is terminated by the Company for (x) "Proper Cause" (as that term is defined in the Hobey Employment Agreement) or (y) death or disability (in accordance with the Hobey Employment Agreement), then any unexercised portion of this option must be exercised within one (1) year from the date on which Hobey's employment with the Company as its Chief Executive Officer ceases, or this option will be forfeited by the Optionee and shall be immediately null and void and without effect. If, after June 17, 1999, Hobey's employment with the Company as its Chief Executive Officer is terminated for any reason (including voluntary resignation), there shall be no effect on this option and this option shall continue in accordance with its terms.

         8. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including telecopy or similar teletransmission), addressed as follows:

         (A)      If to the Company, to it at the following address:

                  4299 Carolina Avenue
                  Building C
                  Richmond, Virginia  23222
                  Telecopier:  (804) 228-5656
                  Attn:  Chairman of the Board


                  with a copy to:

                  Williams Mullen Christian & Dobbins
                  1021 East Cary Street, 16th Floor
                  Richmond, Virginia  23219
                  Telecopier:  (804) 783-6507
                  Attention:  Theodore L. Chandler, Jr., Esquire


         (B)      If to the Optionee, to it at the following address:

                  Great Lakes Capital, LLC
                  310 South Street
                  Morristown, New Jersey 07960
                  Telecopier:  (973) 539-7909
                  Attention:  W. Sydnor Settle

                  with a copy to:

                  Dykema, Gossett P.C.
                  400 Renaissance Center
                  Detroit, Michigan 48243-1668
                  Telecopier:  (313) 568-6915
                  Attention:  Fredrick M. Miller, Esquire

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) in the case of any notice or communication sent other than by mail, on the date actually delivered to such address (evidenced, in the case of delivery by overnight courier, by confirmation of delivery from the overnight courier service making such delivery, and in the case of a telecopy, by receipt of a transmission confirmation form or the addressee's confirmation of receipt), or (b) in the case of any notice or communication sent by mail, three Business Days after being sent, if sent by registered or certified mail, with first-class postage prepaid. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

         9. Amendments. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by the Company and Optionee.

         10. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation in the case of any corporate party hereto any corporate successor by merger or otherwise; provided that no party may assign this Agreement without the other party's prior written consent.

         11. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

         12. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits, and agrees to cause each of its Affiliates to submit, to the jurisdiction of the federal courts located in the City of Richmond, Virginia, and in the event that such federal courts shall not have subject matter jurisdiction over the relevant proceeding, then of the state courts located in the City of Richmond, Virginia, for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof or the transactions contemplated hereby, (ii) hereby waives, and agrees to cause each of its Affiliates to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Affiliates to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence or to permit any of its Affiliates to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Virginia law, as the case may be, and agrees that service of process by registered or certified mail, return receipt requested, is reasonably calculated to give actual notice. Notwithstanding anything contained in this paragraph 12 to the contrary with respect to the parties' forum selection, if an action is filed against a party to this Agreement, including its Affiliates, by a person who or which is not a party to this Agreement, an Affiliate of a party to this Agreement, or an assignee thereof (a "Third Party Action"), in a forum other than the federal district court or a state court located in the City of Richmond, Virginia, and such Third Party Action is based upon, arises from, or implicates rights, obligations or liabilities existing under this Agreement or acts or omissions pursuant to this Agreement, then the party to this Agreement, including its Affiliates, joined as a defendant in such Third Party Action shall have the right to file cross-claims or third-party claims in the Third Party Action against the other party to this Agreement, including its Affiliates, and even if not a defendant therein, to intervene in such Third Party Action with or without also filing cross-claims or third-party claims against the other party to this Agreement, including its Affiliates.

         13. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive law of the Commonwealth of Virginia, without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any other jurisdiction.

         14. Name, Captions. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof.

         15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.


                            [SIGNATURES ON NEXT PAGE]

         IN WITNESS WHEREOF, the Company and Optionee have caused this Agreement to be signed by duly authorized officers and managers, respectively, as of the date first above written.


GREAT LAKES CAPITAL, LLC                    OPEN PLAN SYSTEMS, INC.



By: /s/ W. Sydnor Settle                    By:  /s/ Anthony F. Markel
   -----------------------------               ---------------------------------
         W. Sydnor Settle                         Anthony F. Markel
         Manager                                  Chairman of the Board

                                                                       Exhibit C



                         VOTING AND STANDSTILL AGREEMENT

         THIS VOTING AND STANDSTILL AGREEMENT (the "Agreement"), dated as of June 17, 1998, is made between OPEN PLAN SYSTEMS, INC., a Virginia corporation ("OPS"), GREAT LAKES CAPITAL, LLC, a Delaware limited liability company ("LLC"), and GREAT LAKES CAPITAL, INC., a Delaware corporation ("GLC").

                              W I T N E S S E T H:

         WHEREAS, OPS and LLC have entered into a Management and Consulting Agreement, dated as of June 17, 1998 (the "Consulting Agreement"), under which LLC and agreed to provide certain management and consulting services; and

         WHEREAS, pursuant to the Consulting Agreement, LLC has acquired (i) 200,000 shares of the Common Stock, without par value, of OPS ("Common Stock") and (ii) an option to purchase 600,000 shares of Common Stock, and, as a result, beneficially owns as of the date hereof approximately 15.2% of the issued and outstanding shares of Common Stock on a diluted basis; and

         WHEREAS, OPS, LLC and GLC desire to establish in this Agreement certain conditions of LLC's and GLC's relationship with OPS.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Consulting Agreement, OPS, LLC and GLC hereby agree as follows:

                                    ARTICLE I

                   Definitions; Representations and Warranties

         Section 1.1. Definitions. For purposes of this Agreement, the following terms have the following meanings:

         (a) "Additional Shares" shall mean shares of Common Stock that LLC and its Affiliates may acquire following the date of the Consulting Agreement on the open market, in privately negotiated transactions and/or directly from OPS so that LLC and its Affiliates would beneficially own no greater than 21.0% of the issued and outstanding shares of Common Stock on a fully diluted basis; provided that shares of Common Stock that LLC and its Affiliates may acquire pursuant to OPS's 1996 Stock Incentive Plan and 1996 Stock Option Plan for Non-Employee Directors shall not be deemed to be Additional Shares.

         (b) "Adjusted Outstanding Shares" shall mean, at any time and with respect to the determination of (i) the LLC Ownership Percentage as it relates to LLC and its Affiliates, (ii) the Standstill Percentage as it relates to LLC and its Affiliates, and (iii) any other percentage of the beneficial ownership of Common Stock as it relates to a Person or Group, the total number of shares of Common Stock then issued and outstanding together with the total number of shares of Common Stock not then issued and outstanding that would be outstanding if (x) all then existing shares of convertible preferred stock had been converted into shares of Common Stock and (y) all then existing warrants and options exercisable into shares of Common Stock had been exercised (other than underwriters' overallotment options and stock options granted under benefit plans of OPS or any of its Affiliates), but excluding any rights that may be exercisable under any Rights Agreement that may be adopted by OPS.

         (c) "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement, and shall include, with respect to a determination of the Affiliates of LLC, any Affiliate of GLC.

         (d) "Beneficial ownership," "beneficial owner" and "beneficially own" shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement; provided that LLC and each of its Affiliates and any Person or Group shall be deemed to be the beneficial owners of any shares of Common Stock that LLC or such Affiliate, Person and/or Group, as the case may be, has the right to acquire within one year pursuant to any agreement, arrangement or understanding or upon the exercise of conversion or exchange rights, warrants, options or otherwise.

         (e) "Common Stock" shall have the meaning set forth in the recitals to this Agreement.

         (f) "Consulting Agreement" shall have the meaning set forth in the recitals to this Agreement.

         (g) "Continuing Directors" shall mean the members of the Board of Directors of OPS immediately prior to the closing of the transactions contemplated by the Consulting Agreement and any future members of the Board of Directors nominated by the Board of Directors; provided, however, that no LLC Director shall constitute a Continuing Director or be counted in determining the presence of a quorum of Continuing Directors.

         (h) "Control" shall mean, with respect to a Person or a Group, (i) beneficial ownership by such Person or Group of securities that entitle it to exercise in the aggregate more than fifty percent (50%) of the votes in any election of directors or other governing body of the entity in question; or (ii) possession by such Person or Group of the power, directly or indirectly, (x) to elect a majority of the board of directors (or equivalent governing body) of the entity in question or (y) in case of a non-corporate entity, to manage or govern the business, operations or investments of any such non-corporate entity.

         (i)      "Group"  shall  have  the  meaning   comprehended  by  Section
13(d)(3) of the Exchange Act as in effect on the date of this Agreement.

         (j) "Hobey Termination" shall mean (i) the termination by OPS of the employment of John L. Hobey ("Hobey") as Chief Executive Officer of OPS for Proper Cause (as defined in the Employment Agreement, effective June 17, 1998, by and between John L. Hobey and OPS (the "Employment Agreement")), (ii) the termination by OPS of Hobey as Chief Executive Officer of OPS due to death or disability (in accordance with the Employment Agreement) or (iii) the voluntary resignation of Hobey as Chief Executive Officer of OPS, whichever is the first to occur.

         (k)      "LLC  Directors"   shall  mean  Hobey  and  W.  Sydnor  Settle
("Settle"), each of whom OPS has agreed to appoint to the OPS Board of Directors pursuant to the Consulting Agreement.

         (l) "LLC Ownership Percentage" shall mean, at any time, the percentage of the Adjusted Outstanding Shares that is beneficially owned in the aggregate by LLC and its Affiliates.

         (m) "LLC Shares" shall mean collectively (i) the 200,000 shares of Common Stock owned by LLC, (ii) the 600,000 shares of Common Stock that LLC has the option to acquire pursuant to the terms of the Stock Option Agreement, (iii) the 3,000 shares of Common Stock owned by Settle, (iv) the 5,000 shares of Common Stock owned by Hobey, (v) the 25,000 shares of Common Stock that Hobey has the option to acquire pursuant to the terms of an Employee Nonqualified Stock Option Agreement, dated as of June 17, 1998, between OPS and Hobey, (vi) the 3,000 shares of Common Stock owned by William F. Crabtree ("Crabtree"),
(vii) the 12,500 shares of Common Stock that Crabtree has the option to acquire pursuant to the terms of an Employee Nonqualified Stock Option Agreement, dated as of June 17, 1998, between OPS and Crabtree, (viii) the Additional Shares and
(ix) such additional shares of Common Stock that OPS may issue with respect to such shares pursuant to any stock splits, stock dividends, recapitalizations, restructurings, reclassifications or similar transactions.

         (n) "Person" shall have the meaning set forth in Section 3(a)(9) of the Exchange Act as in effect on the date of this Agreement.

         (o) "Registration Rights Agreement" shall mean the Registration Rights Agreement, dated June 17, 1998, executed by OPS and LLC in connection with the Consulting Agreement.

         (p) "Standstill Percentage" shall mean, at any time, not more than 21.0% of the Adjusted Outstanding Shares.

         (q) "Stock Option Agreement" shall mean the Nonqualified Stock Option Agreement, dated June 17, 1998, executed by OPS and LLC in connection with the Consulting Agreement.

         (r)      "Transfer"  shall  mean  sell,   transfer,   assign,   pledge,
hypothecate, give away or in any manner dispose of any Common Stock.

         Section 1.2. Representations and Warranties of LLC. LLC represents and warrants to OPS as follows:

         (a) LLC is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

         (b) Except for the LLC Shares, neither LLC nor any of its Affiliates beneficially owns any Common Stock or any options, warrants or rights of any nature (including conversion and exchange rights) to acquire beneficial ownership of any Common Stock.

         (c) LLC has full legal right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by LLC have been duly authorized by all necessary action on behalf of LLC. This Agreement is enforceable against LLC.

         (d) The execution, delivery and performance of this Agreement by LLC does not and will not conflict with or constitute a violation of or default under the Charter or Operating Agreement (or comparable documents) of LLC, or any statute, law, regulation, order or decree applicable to LLC, or any contract, commitment, agreement, arrangement or restriction of any kind to which LLC is a party or by which LLC is bound, other than such violations as would not prevent or materially delay the performance by LLC of its obligations hereunder or otherwise subject OPS to any claim or liability.

         Section 1.3. Representations and Warranties of GLC. GLC represents and warrants to OPS as follows:

         (a) GLC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         (b) GLC has full legal right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by GLC have been duly authorized by all necessary corporate action on behalf of GLC. This Agreement is enforceable against GLC.

         (d) The execution, delivery and performance of this Agreement by GLC does not and will not conflict with or constitute a violation of or default under the Charter or Bylaws (or comparable documents) of GLC, or any statute, law, regulation, order or decree applicable to GLC, or any contract, commitment, agreement, arrangement or restriction of any kind to which GLC is a party or by which GLC is bound, other than such violations as would not prevent or materially delay the performance by GLC of its obligations hereunder or otherwise subject OPS to any claim or liability.

         Section 1.4. Representations and Warranties of OPS. OPS hereby represents and warrants to LLC and GLC as follows:

         (a) OPS is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

         (b) OPS has full legal right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by OPS have been duly authorized by all necessary corporate action on behalf of OPS. This Agreement is enforceable against OPS.

         (c) The execution, delivery and performance of this Agreement by OPS does not and will not conflict with or constitute a violation of or default under the Charter or Bylaws of OPS, or any statute, law, regulation, order or decree applicable to OPS, or any contract, commitment, agreement, arrangement or restriction of any kind to which OPS is a party or by which OPS is bound, other than such violations as would not prevent or materially delay the performance by OPS of its obligations hereunder or otherwise subject LLC to any claim or liability.

                                   ARTICLE II

                              Board Representation

         Section 2.1. Election of LLC Directors. On the date of this Agreement, OPS will (i) take such action as may be necessary to increase the size of the OPS Board of Directors (the "Board of Directors") to ten (10) directors, and (ii) upon receipt from each LLC Director of an executed letter agreement regarding resignation in the form attached to this Agreement as Exhibit A, fill the two (2) vacancies created thereby with the LLC Directors in accordance with the applicable provisions of the Charter and Bylaws of OPS. OPS will appoint each LLC Director to Class I (current term expiring in 2001) and agrees to nominate and recommend each LLC Director not subject to resignation pursuant to Section 2.3 below for election at the next annual meeting of OPS's shareholders following such appointments as Class I directors; provided that, if any such LLC Director is not elected by the shareholders of OPS, OPS shall have no further obligations under this Section 2.1; and provided further that OPS shall be under no obligation to appoint or recommend for election any LLC Director to the Board of Directors unless and until it has received from such LLC Director an executed letter agreement regarding resignation in the form attached to this Agreement as Exhibit A.

         Section 2.2. Continuing Board Representation. Until the termination or expiration of the Consulting Agreement, OPS agrees that it will not take or recommend to its shareholders any action that would (i) cause the Board of Directors to consist of greater than ten (10) directors; provided that if a LLC Director resigns from the Board of Directors, OPS shall have the right to reduce the size of the Board of Directors to eliminate the vacancy or to fill the vacancy thereby created with a nominee approved by the Continuing Directors, or (ii) result in any amendment to the Bylaws of OPS in effect on the date hereof that would impose any qualifications on the eligibility of directors of OPS to serve on any committee of the Board of Directors, except as may be required by the then-current rules and regulations of the Nasdaq National Market (the "Nasdaq Rules"), the rules and regulations under the Internal Revenue Code of 1986, as amended, relating to the qualification of employee stock benefit plans and the deductibility of compensation paid to executive officers, the rules and regulations under Section 16(b) of the Exchange Act, including Rule 16b-3 thereunder or any successor rule, and OPS's Bylaws.

         Section 2.3.      Required Resignations.

         (a) Upon the earlier of the Hobey Termination and the expiration of the Consulting Agreement, LLC shall, if requested by OPS, require Hobey to resign immediately from the Board of Directors.

         (b) In the event that the Hobey Termination occurs on or before December 17, 1998, LLC shall, if requested by OPS, require Settle to resign immediately from the Board of Directors.

         (c) If LLC does not cause the resignation of a LLC Director as required by this Section 2.3, OPS may seek such resignation or, in the alternative, the Continuing Directors may seek the removal of the LLC Directors that are subject to such resignation. Upon any shareholder vote relating to the removal of a LLC Director for failure to resign pursuant to this Section 2.3, LLC and its Affiliates shall (i) attend any meeting either in person or by proxy and (ii) vote in favor of such removal. At such time as a LLC Director becomes subject to resignation pursuant to this Section 2.3, OPS may amend its Bylaws or take such other action as it deems appropriate to reduce the number of directors constituting the Board of Directors proportionately or fill the vacancy caused by such resignation with its own nominee in accordance with the applicable provisions of the Charter and Bylaws of OPS.

         Section 2.4. Charter and Bylaws. The obligations of OPS set forth in this Article II shall be subject to compliance with the applicable provisions of the Charter and Bylaws of OPS.

         Section 2.5. No Voting Trust. This Agreement does not create or constitute, and shall not be construed as creating or constituting, a voting trust agreement under the Virginia Stock Corporation Act or any other applicable corporation law.

         Section 2.6. No Duty to Serve; Reduction of Board Representation. Nothing contained in this Article II shall be construed as requiring any LLC Director to serve in office if such LLC Director elects to resign. In the event of any vacancy created by the death, resignation or removal of a LLC Director, OPS may amend its Bylaws or take such other action as it deems appropriate to reduce the number of directors constituting the Board of Directors proportionately or fill the vacancy caused by such resignation with its own nominee in accordance with the applicable provisions of the Charter and Bylaws of OPS.

                                   ARTICLE III

                     Standstill Restrictions; Voting Matters

         Section 3.1.      Standstill Restrictions.

         (a) During the term of this Agreement, unless approved in advance by a resolution adopted by a majority of the Continuing Directors or otherwise permitted under this Agreement,

LLC and GLC covenant and agree that they shall not, and shall not permit any of their Affiliates to, either individually or as part of a Group, directly or indirectly:

                  (i) acquire (other than acquisitions (x) pursuant to or contemplated by the Consulting Agreement, including without limitation the exercise of options under the Stock Option Agreement, or (y) resulting from corporate action taken by the Board of Directors with respect to any pro rata distribution of shares of Common Stock in connection with any stock split, stock dividend, recapitalization, reclassification or similar transaction), propose to acquire (or publicly announce or otherwise disclose an intention to propose to acquire), offer to acquire, or agree to acquire any Common Stock if the effect of such acquisition would cause the LLC Ownership Percentage to exceed the Standstill Percentage (other than as a result of any stock purchases or repurchases by OPS); provided that this Section 3.1(a)(i) shall not apply to any acquisition (a) of options, Common Stock, warrants, rights or other securities convertible or exchangeable into Common Stock granted to any person, including without limitation the LLC Directors, pursuant to any benefit plan of OPS or any of its Affiliates or the exercise of any such option, warrant or right or conversion or exchange of any convertible or exchangeable security or (b) upon the exercise by LLC or its Affiliates of rights pursuant to any Rights Agreement that may be adopted by OPS, provided that all of the shares of Common Stock so acquired upon the exercise of the rights shall be subject to all of the terms of this Agreement;

                  (ii)     propose (or publicly  announce or otherwise  disclose
an intention to propose), solicit, offer, seek to effect, negotiate with or provide any confidential information relating to OPS or its business to any other Person with respect to, any tender or exchange offer, merger, consolidation, share exchange, business combination, restructuring, recapitalization or similar transaction involving OPS;

                  (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Common Stock or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to OPS; provided that nothing in this Section 3.1(a)(iii) shall apply to any deemed solicitation of proxies by the LLC Directors that may result from such LLC Directors' position or status as a director of OPS at the time of any general solicitation of proxies by the management of OPS;

                  (iv) form, participate in or join any Person or Group (other than a Group comprised of the six members of LLC and its Affiliates as of the date of this Agreement) with respect to any Common Stock, or otherwise act in concert with any third Person for the purpose of (x) acquiring any Common Stock or (y) holding or disposing of Common Stock for any purpose prohibited by this Section 3.1(a);

                  (v) deposit any Common Stock into a voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting thereof;

                  (vi) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposal with respect to OPS as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other Person to initiate, propose or otherwise solicit any such shareholder proposal;

                  (vii) except as specifically provided in Article II of this Agreement, seek election to or seek to place a representative on the Board of Directors, or seek the removal of any member of the Board of Directors (other than a LLC Director);

                  (viii) call or seek to have called any meeting of the shareholders of OPS for any purpose;

                  (ix) except through the LLC Directors, take any other action to seek to control, disrupt or influence the management or policies of OPS;

                  (x)      agree to do any of the foregoing.

         (b) LLC and GLC agree that they will notify OPS promptly if any inquiries or proposals are received by, any information is exchanged with respect to, or any negotiations or discussions are initiated or continued by or with, LLC, GLC or any of their Affiliates regarding any matter described in
Section 3.1(a) above. LLC and OPS shall mutually agree upon an appropriate response to be made to any such proposals received by LLC, GLC or any of their Affiliates.

         (c) Nothing contained in this Article III shall be deemed to restrict the manner in which the LLC Directors may participate in deliberations or discussions of the Board of Directors or individual consultations with the Chairman of the Board or any other members of the Board of Directors or the manner in which the LLC Directors may vote on matters brought for consideration before the Board of Directors, so long as such actions do not otherwise violate any provision of Section 3.1(a) above.

         (d) With respect to any acquisition of, proposal to acquire, offer to acquire, or agreement to acquire any Common Stock by LLC and its Affiliates not otherwise prohibited by Section 3.1(a) above, OPS and LLC agree to take such actions as may be deemed necessary or advisable (including without limitation the acquisition of Common Stock directly from OPS) consistent with the prudent discharge of their fiduciary duties to their shareholders and members, respectively, so that the provisions of the Control Shares Acquisition Statute, as set forth in Article 14.1 of the Virginia Stock Corporation Act, as amended, in effect on the date of this Agreement, shall not apply to such acquisition, proposal, offer or agreement.

         Section 3.2.      Voting Matters.

         (a) During the term of this Agreement, LLC and GLC will take all such action as may be required so that the Common Stock beneficially owned and entitled to be voted by LLC, GLC and their Affiliates, as a Group, are voted or caused to be voted (in person or by proxy):

                  (i) with respect to the Continuing Director's nominees to the Board of Directors, in accordance with the recommendation of the Board of Directors, or a nominating or similar committee of the Board of Directors, if any such committee exists and makes a recommendation;

                  (ii) with respect to any "election contest" (as such term is defined or used in Rule 14a-11 under the Exchange Act as in effect on the date of this Agreement) initiated by any Person in connection with any tender offer, in the same proportion as the total votes cast by or on behalf of all shareholders of OPS (other than LLC, GLC and their Affiliates) with respect to such proxy contest;

                  (iii) with respect to all matters brought before OPS's shareholders for a vote not otherwise provided for in this Section 3.2(a) or
Section 2.3 above, in accordance with the independent judgment of LLC, GLC and their Affiliates, without regard to any request or recommendation of the Board of Directors.

         (b) LLC and its Affiliates who beneficially own any of the LLC Shares shall be present, in person or by proxy, at all duly held meetings of shareholders of OPS so that the Common Stock held by LLC and its Affiliates may be counted for the purposes of determining the presence of a quorum at such meetings.

                                   ARTICLE IV

                             Transfers of LLC Shares

         Section 4.1       Permitted   Transfers. During  the  term  of  this
Agreement, LLC shall not, directly or indirectly, Transfer any of the LLC Shares to any Person or Group without the prior written consent of OPS (which consent shall not be unreasonably withheld), if, as a result of such Transfer, such Person or Group would have beneficial ownership of Common Stock representing in the aggregate more than 9.9% of the issued and outstanding shares of Common Stock. Subject to the foregoing limitation, LLC may Transfer the LLC Shares without the prior written consent of OPS in the following manner:

         (a)      to OPS or any Affiliate of OPS;

         (b) pursuant to an effective registration statement under the Securities Act as provided in the Registration Rights Agreement; provided that the rights of LLC under this Agreement shall not transfer to any transferee(s) of such LLC Shares;

         (c) pursuant to Rule 144, Rule 144A, Regulation S or any other applicable exemption from registration under the Securities Act; provided that the rights of LLC under this Agreement shall not transfer to any transferee(s) of such LLC Shares;

         (d) pursuant to a distribution (including any such distribution pursuant to any liquidation or dissolution of LLC) by LLC to its members; provided that the rights of LLC under this Agreement shall not transfer to any distributee of such LLC Shares; provided further that, LLC shall not distribute any of the LLC Shares to its members pursuant to this Section 4.2(d) or otherwise unless LLC has obtained an agreement in writing by the distributee to be bound by the terms and conditions of this Agreement;

         (e) pursuant to a merger or consolidation of OPS or pursuant to a plan of liquidation of OPS, which has been approved by the affirmative vote of a majority of the members of the Board of Directors then in office; or

         (f) pursuant to a tender offer or exchange offer that the Board of Directors, by action taken by the affirmative vote of a majority of the members of the Board of Directors then in office, has determined not to oppose.

         Section 4.2 Transfers to Affiliates. In the event that any Affiliate of LLC receives a distribution of any of the LLC Shares under Section
4.1 above, or otherwise becomes the beneficial owner of any of the LLC Shares, LLC shall use its best efforts to cause such Affiliate to comply with all of the provisions of this Agreement, including without limitation this Article IV.

         Section 4.3 Confidential Information. In connection with any permitted Transfer of the LLC Shares pursuant to this Article IV, neither LLC nor its Affiliates shall disclose any confidential information relating to OPS or its business to any Person except as required by applicable law, including without limitation Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, but only to the extent that any required disclosure of such confidential information has been preceded by notice to OPS of the expected disclosure of such information and the execution of a confidentiality agreement by LLC (or its Affiliates, as the case may be) and such Person in the form attached hereto as Exhibit B. Such confidentiality agreement shall be promptly forwarded to OPS for its execution, which execution by OPS may be subsequent to the disclosure described in this proviso; provided that the failure of OPS to so execute such confidentiality agreement shall in no way be construed to be a failure on the part of LLC (or its Affiliates, as the case may be) to fulfill its obligations under this paragraph or to limit or affect the validity of such confidentiality agreement as between LLC (or its Affiliates, as the case may be) and such Person.

                                    ARTICLE V

                               Further Assurances

         Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of its respective obligations under this Agreement. If reasonably requested by OPS at any time during the term of this Agreement, LLC agrees to execute a letter to OPS confirming the number of LLC Shares held, beneficially and of record, by LLC and its Affiliates as of the latest practicable date.

                                   ARTICLE VI

                                   Termination

         Unless earlier terminated by written agreement of the parties hereto, this Agreement shall terminate five (5) years from the date of this Agreement. Any termination of this Agreement as provided herein shall be without prejudice to the rights of any party arising out of the breach by any other party of any provisions of this Agreement that occurred prior to the termination.

                                   ARTICLE VII

                                  Miscellaneous

         Section 7.1. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including telecopy or similar teletransmission), addressed as follows:

                  If to OPS,
                  to it at:       Open Plan Systems, Inc.
                                  4299 Carolina Avenue
                                  Building C
                                  Richmond, Virginia  23222
                                  Telecopier:  (804) 228-5656
                                  Attention:  Anthony F. Markel

                  With a copy to: Williams Mullen Christian & Dobbins
                                  1021 East Cary Street, 16th Floor
                                  Richmond, Virginia 23219
                                  Telecopier: (804) 783-6507
                                  Attention:  Theodore L. Chandler, Jr., Esquire


                  If to LLC,
                  to it at:       Great Lakes Capital, LLC
                                  310 South Street
                                  Morristown, New Jersey 07960
                                  Telecopier: (973) 539-7909
                                  Attention: W. Sydnor Settle

                  With a copy to: Dykema Gossett PLLC
                                  400 Renaissance Center
                                  Detroit, Michigan 48243-1668

                                  Telecopier: (313) 568-6915
                                  Attention:  Fredrick M. Miller, Esquire


                  If to GLC,
                  to it at:       Great Lakes Capital, Inc.
                                  310 South Street
                                  Morristown, New Jersey 07960
                                  Telecopier: (973) 539-7909
                                  Attention: W. Sydnor Settle

                  With a copy to: Dykema Gossett PLLC
                                  400 Renaissance Center
                                  Detroit, Michigan 48243-1668
                                  Telecopier: (313) 568-6915
                                  Attention:  Fredrick M. Miller, Esquire


Unless otherwise specified herein, such notices or other communications shall be deemed received (a) in the case of any notice or communication sent other than by mail, on the date actually delivered to such address (evidenced, in the case of delivery by overnight courier, by confirmation of delivery from the overnight courier service making such delivery, and in the case of a telecopy, by receipt of a transmission confirmation form or the addressee's confirmation of receipt), or (b) in the case of any notice or communication sent by mail, three business days after being sent, if sent by registered or certified mail, with first-class postage prepaid. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

         Section 7.2. Amendments. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by LLC, GLC and OPS.

         Section 7.3. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation in the case of any corporate party hereto any corporate successor by merger or otherwise; provided that no party may assign this Agreement without the other party's prior written consent.

         Section 7.4. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement, the Consulting Agreement, the Registration Rights Agreement and the Stock Option Agreement.

         Section 7.5. Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         Section 7.6. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         Section 7.7. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         Section 7.8. No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any Person who or which is not a party hereto.

         Section 7.9.      Consent  to  Jurisdiction.  Each  party  to   this
Agreement, by its execution hereof, (i) hereby irrevocably submits, and agrees to cause each of its Affiliates to submit, to the jurisdiction of the federal courts located in the City of Richmond, Virginia, and in the event that such federal courts shall not have subject matter jurisdiction over the relevant proceeding, then of the state courts located in the City of Richmond, Virginia, for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof or the transactions contemplated hereby,
(ii) hereby waives, and agrees to cause each of its Affiliates to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Affiliates to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence or to permit any of its Affiliates to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Virginia law, as the case may be, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to
Section 7.1 above is reasonably calculated to give actual notice. Notwithstanding anything contained in this Section 7.9 to the contrary with respect to the parties' forum selection, if an action is filed against a party to this Agreement, including its Affiliates, by a person who or which is not a party to this Agreement, an Affiliate of a party to this Agreement, or an assignee thereof (a "Third Party Action"), in a forum other than the federal district court or a state court located in the City of Richmond, Virginia, and such Third Party Action is based upon, arises from, or implicates rights, obligations or liabilities existing under this Agreement or acts or omissions pursuant to this Agreement, then the party to this Agreement, including its Affiliates, joined as a defendant in such Third Party Action shall have the right to file cross-claims or third-party claims in the Third Party Action against the other party to this Agreement, including its Affiliates, and even if not a defendant therein, to intervene in such Third Party Action with or without also filing cross-claims or third-party claims against the other party to this Agreement, including its Affiliates.

         Section 7.10. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive law of the Commonwealth of Virginia, without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any other jurisdiction.

         Section 7.11. Name, Captions. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof.

         Section 7.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         Section 7.13. Expenses. Each of the parties hereto shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby, except that in the event of a dispute concerning the terms or enforcement of this Agreement, the prevailing party in any such dispute shall be entitled to reimbursement of reasonable legal fees and disbursements from the other party or parties to such dispute.

                            [SIGNATURES ON NEXT PAGE]

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Voting and Standstill Agreement to be executed, as of the date first above written, by their respective officers thereunto duly authorized.


                                         OPEN PLAN SYSTEMS, INC.


                                         By: /s/ Anthony F. Markel
                                            ------------------------------------
                                                  Anthony F. Markel
                                                  Chairman of the Board


                                         GREAT LAKES CAPITAL, LLC


                                         By:  /s/ W. Sydnor Settle
                                            ------------------------------------
                                                   W. Sydnor Settle
                                                   Manager


                                         GREAT LAKES CAPITAL, INC.


                                         By:  /s/ W. Sydnor Settle
                                            ------------------------------------
                                                   W. Sydnor Settle
                                                   Chairman

                                                                       Exhibit A

                          Form of Resignation Agreement



Open Plan Systems, Inc.
4299 Carolina Avenue
Building C
Richmond, Virginia  23222

Great Lakes Capital, LLC
310 South Street
Morristown, New Jersey  07960

Ladies and Gentlemen:

         I hereby acknowledge that my position on the Board of Directors of Open Plan Systems, Inc. ("OPS") is subject to the provisions of a Voting and Standstill Agreement (the "Agreement"), dated June 17, 1998, between OPS, Great Lakes Capital, LLC ("LLC") and Great Lakes Capital, Inc. Accordingly, I hereby agree to resign immediately from such Board of Directors under the terms of
Article II of the Agreement in the event that LLC requests such resignation. I understand that, if I do not resign immediately as requested pursuant to such
Article II, OPS may seek specific performance of this letter agreement through court proceedings or otherwise may seek to remove me from office. I agree that any failure to resign upon request pursuant to such Article II shall be deemed to be "cause" for my removal from the Board of Directors pursuant to the Charter and Bylaws of OPS.


Date:  June ___, 1998


                                            ____________________________________
                                            Name


Agreed to and Accepted:

Open Plan Systems, Inc.

By:___________________________
      Anthony F. Markel
      Chairman of the Board

                                                                       Exhibit B


                        Form of Confidentiality Agreement



                                ________ __, 19__


CONFIDENTIAL

[Name]
[Address]

         Re:      Confidentiality Agreement

Ladies and Gentlemen:

         In connection with the proposed sale or transfer of shares of the Common Stock, without par value, of Open Plan Systems, Inc. (the "Company"), we are prepared to make available to you certain confidential information relating to the Company and its business (the "Confidential Information"). As a condition to your being furnished the Confidential Information, you agree to comply with the terms and conditions of this letter agreement (this "Agreement").

         For the purposes of this Agreement, the term "Representatives" shall mean your employees, agents and advisors and the directors, officers, employees and agents of any of your advisors. The term "Third Party" shall be broadly interpreted to include without limitation any corporation, company, group, partnership, other entity or individual. The term "Confidential Information" shall not include information that (i) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, or
(ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its advisors.

         You hereby agree to treat the Confidential Information as confidential and you shall not, and shall direct your Representatives not to, use in any way or to disclose, directly or indirectly, the Confidential Information to any Third Party without the written consent of the Company.

         It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by you and that the Company shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and you further agree to waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for your breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the Company.

         If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, whereupon it will constitute our agreement with respect to the subject matter hereof.

                                      Very truly yours,


                                      [Name]
                                      Officer of [LLC or Affiliate]

                                      CONFIRMED  AND AGREED as of
                                      the  date   first   written
                                      above:


                                      [NAME]



                                      By:_________________________________
                                      Name:
                                      Title:



                                      OPEN PLAN SYSTEMS, INC.



                                      By:_________________________________
                                      Name:
                                      Title:

                                                                       Exhibit D



                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of June 17, 1998, is made between OPEN PLAN SYSTEMS, INC., a Virginia corporation ("OPS"), and GREAT LAKES CAPITAL, LLC, a Delaware limited liability company ("LLC").

                              W I T N E S S E T H:

         WHEREAS, OPS and LLC have entered into a Management and Consulting Agreement, dated as of June 17, 1998 (the "Consulting Agreement"), under which LLC agreed to provide certain management and consulting services to OPS; and

         WHEREAS, in consideration for such management and consulting services to be provided by LLC under the Consulting Agreement, OPS has entered into a Nonqualified Stock Option Agreement with LLC, dated as of June 17, 1998 (the "Stock Option Agreement"), for the purchase by LLC of up to 600,000 shares (the "Option Shares") of the Common Stock, without par value, of OPS (the "Common Stock"); and

         WHEREAS, in connection with the execution of the Consulting Agreement, OPS has issued 200,000 shares of Common Stock to LLC upon payment of the purchase price therefor as stated in the Consulting Agreement (the "Common Shares"); and

         WHEREAS, OPS has agreed to enter into this Agreement to provide certain registration rights to LLC in order to facilitate the resale of the Option Shares, the Common Shares and certain additional shares of Common Stock that LLC and its Affiliates may acquire following the date of the Consulting Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Consulting Agreement, OPS and LLC hereby agree as follows:

                                    ARTICLE I

                                   Definitions

         For purposes of this Agreement, the following terms have the following meanings:

         (a) "Additional Shares" shall mean shares of Common Stock that LLC and its Affiliates may acquire following the date of the Consulting Agreement on the open market, in privately negotiated transactions and/or directly from OPS so that LLC and its Affiliates would beneficially own no greater than 21.0% of the issued and outstanding shares of Common Stock on a fully diluted basis; provided that shares of Common Stock that LLC and its Affiliates may acquire pursuant to OPS's 1996 Stock Incentive Plan and 1996 Stock Option Plan for Non-Employee Directors shall not be deemed to be Additional Shares.

         (b) "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

         (c) "Blue Sky Filing" shall mean a filing made in connection with the registration or qualification of the LLC Shares under a particular state's securities or blue sky laws.

         (d) "Common Shares" shall have the meaning set forth in the recitals to this Agreement.

         (e) "Common Stock" shall have the meaning set forth in the recitals to this Agreement.

         (f) "Consulting Agreement" shall have the meaning set forth in the recitals to this Agreement.

         (g) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         (h)      "LLC Shares" shall mean  collectively  (i) the Common  Shares,
(ii) the Option Shares, (iii) the Additional Shares and (iv) such additional shares of Common Stock that OPS may issue with respect to such shares pursuant to any stock splits, stock dividends, recapitalizations, restructurings, reclassifications or similar transactions.

         (i) "Nasdaq National Market" shall mean the National Market System of The Nasdaq Stock Market, Inc.

         (j) "Option Shares" shall have the meaning set forth in the recitals to this Agreement.

         (k)      "Person"  shall  have the  meaning  ascribed  to such  term in
Section 3(a)(9) of the Exchange Act as in effect on the date of this Agreement.

         (l) "Prospectus" shall mean the prospectus included in the Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the LLC Shares covered by such Registration Statement, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in any such prospectus.

         (m) "Registration Expenses" shall mean any and all out-of-pocket expenses incident to OPS's performance of or compliance with this Agreement, including, without limitation, (i) all registration and filing fees with the SEC and the National Association of Securities Dealers, Inc., (ii) all fees and expenses of complying with state securities or blue sky laws, (iii) all printing, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the LLC Shares on the Nasdaq National Market, or any other exchange or automated interdealer quotation system as then applicable, (v) the fees and disbursements of OPS's counsel and of its independent public accountants, and (vi) the fees and expenses of any special experts retained by OPS in connection with the requested registration; provided that such expenses shall not include (x) any fees or disbursements of counsel to LLC or any underwriter and (y) any brokerage commissions and fees, underwriting discounts and commissions, transfer taxes and documentary stamp taxes, if any, relating to the sale or disposition of the LLC Shares.

         (n) "Registration Statement" shall mean the registration statement of OPS under the Securities Act that covers the resale of the LLC Shares pursuant to the terms of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

         (o)      "SEC" shall mean the Securities and Exchange Commission.

         (p) "Securities Act" shall mean the Securities Act of 1933, as amended.

         (q) "Stock Option Agreement" shall have the meaning set forth in the recitals to this Agreement.

                                   ARTICLE II

                           Registration of Securities

         Section 2.1. Securities Subject to this Agreement. The securities entitled to the benefits of this Agreement are the LLC Shares. For the purposes of this Agreement, one or more of the LLC Shares will no longer be subject to this Agreement when and to the extent that (i) a Registration Statement covering such LLC Shares has been declared effective under the Securities Act and such LLC Shares have been sold pursuant to such effective Registration Statement,
(ii) such LLC Shares are distributed to the public pursuant to Rule 144 under the Securities Act, (iii) such LLC Shares shall have been otherwise transferred or disposed of, new certificates therefor not bearing a legend restricting further transfer or disposition shall have been delivered by OPS and, at such time, subsequent transfer or disposition of such securities shall not require registration or qualification of such LLC Shares under the Securities Act or any similar state law then in force, or (iv) such LLC Shares have ceased to be outstanding.

         Section 2.2.      Registration Requirements.

         (a) Following the expiration or termination of the Consulting Agreement, LLC shall be entitled to request that OPS effect the registration of the LLC Shares in accordance with this Section 2.2. Such request shall be made prior to the date that is five years after the date of this Agreement and shall be in writing to OPS at the address and in the manner determined in accordance with Section 5.1 hereof. Such written request shall set forth the names and addresses of LLC and any Affiliate of LLC that owns, either beneficially or of record, any LLC Shares and the amount of LLC Shares to be sold by such holder. The demand registration rights granted pursuant to this Section 2.2 may be exercised only by LLC on behalf of LLC and its Affiliates, and OPS shall not be required to effect more than one registration of the LLC Shares.

         (b) If all of the terms and conditions relating to the demand registration have been met by LLC and its Affiliates, including, but not limited to, the affirmative obligation of LLC and its Affiliates pursuant to Section 2.4 hereof to provide correct and complete information regarding LLC and its Affiliates, OPS agrees that it will use its best efforts to effect the registration of the number of LLC Shares set forth in the written request from LLC. Such registration shall be filed with the SEC as soon as practicable, but not later than ninety (90) days after the receipt by OPS of the written request under Section 2.2(a) above. In addition, OPS shall, as soon as practicable, list on the Nasdaq National Market the Common Shares and reserve for listing, on a when issued basis, the Option Shares issuable upon exercise of the options set forth in the Stock Option Agreement.

         (c) OPS shall use its best efforts to maintain the effectiveness of the registration relating to the LLC Shares, and to maintain the listing of such LLC Shares on the Nasdaq National Market or any exchange or automated interdealer quotation system on which the Common Stock is then listed or quoted, for the period from the effective date of the Registration Statement relating to such LLC Shares to the date that is the earlier of (i) two years after the date by which LLC has exercised all options set forth in the Stock Option Agreement and (ii) seven years after the date of this Agreement.

         Section 2.3       Piggy-Back Registration Rights.

         (a) In the event that, prior to the expiration or termination of the Consulting Agreement, OPS shall propose to file a registration statement under the Securities Act relating to a public offering by or through one or more underwriters of Common Stock for OPS's own account (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms, or filed in connection with an exchange offer or an offering of Common Stock solely to existing shareholders or employees of OPS) and on a form and in a manner that would permit the registration of the LLC Shares for sale to the public under the Securities Act, OPS shall (i) give written notice to LLC of its intention to do so and of the right of LLC and its Affiliates to have any or all of the LLC Shares then held by LLC and its Affiliates included among the securities to be covered by such registration statement and (ii) at the written request of LLC given to OPS within 20 days after OPS provides such notice, use its best efforts to include among the securities covered by such registration statement the number of such LLC Shares that LLC and its Affiliates shall have requested be so included (subject, however, to reduction in accordance with Section 2.3(b) below).

         (b) If the lead managing underwriter selected by OPS for an underwritten offering pursuant to Section 2.3(a) above determines that marketing factors require a limitation on the number of LLC Shares to be offered and sold by LLC and its Affiliates in such offering, there shall be included in such offering only that number of LLC Shares, if any, that such lead managing underwriter reasonably and in good faith believes will not jeopardize the success of the offering of all shares of Common Stock that OPS desires to sell for its own account. In such event and provided that the lead managing underwriter has so notified OPS in writing, the shares of Common Stock to be included in such offering shall consist of (i) the securities that OPS proposes to sell, and (ii) the number, if any, of LLC Shares requested to be included in such registration that, in the opinion of such lead managing underwriter, can be sold without jeopardizing the success of the offering of the shares of Common Stock that OPS desires to sell for its own account.

         (c) Nothing in this Section 2.3 shall create any liability on the part of OPS to LLC if OPS for any reason should decide not to file a registration statement proposed to be filed under Section 2.3(a) above or to withdraw such registration statement subsequent to its filing, regardless of any action whatsoever that LLC may have taken, whether as a result of the issuance by OPS of any notice hereunder or otherwise.

         (d) If any LLC Shares are to be included in any underwritten offering pursuant to Section 2.3(a) above, LLC shall be a party to the underwriting agreement between OPS and such underwriters, and LLC agrees to comply with the terms and conditions that may be imposed on such offering by the underwriters.

         Section 2.4. Registration Procedures. In order to comply with the requirements of Section 2.2 above, OPS will:

         (a) prepare and file with the SEC a Registration Statement covering the LLC Shares on any SEC form or forms for which OPS then qualifies and that counsel for OPS shall deem appropriate, and which form shall be available for the sale of the LLC Shares in accordance with the intended methods of distribution thereof;

         (b) prepare and file with the SEC pre- and post-effective amendments to the Registration Statement and such amendments and supplements to the Prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration, or as may be required by the rules, regulations or instructions applicable to the registration form utilized by OPS, or by the Securities Act or the rules and regulations thereunder, necessary to keep such Registration Statement effective, and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and otherwise comply with the provisions of the Securities Act with respect to the disposition of the LLC Shares;

         (c) furnish to LLC (or any Affiliate of LLC that owns, either beneficially or of record, any LLC Shares), and the underwriters if any, such number of copies of the Registration Statement and each pre- and post-effective amendment thereto, any Prospectus or Prospectus supplement and each amendment thereto and such other documents as LLC (or any Affiliate of LLC that owns, either beneficially or of record, any LLC Shares), and the underwriters if any, may reasonably request in order to facilitate the transfer or disposition of the LLC Shares by LLC (or any Affiliate of LLC that owns, either beneficially or of record, any LLC Shares);

         (d) make such Blue Sky Filings to register or qualify the LLC Shares under such state securities or blue sky laws of such jurisdictions as LLC (or any Affiliate of LLC that owns, either beneficially or of record, any LLC Shares), and the underwriters if any, may reasonably request, and do any and all other acts that may be reasonably necessary or advisable to enable LLC to consummate the transfer or disposition in such jurisdictions of the LLC Shares, except that OPS shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 2.4(d), it would not be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction, or (iii) to consent to general service of process in any such jurisdiction;

         (e) notify LLC, and the underwriters if any, at any time when a Prospectus is required to be delivered under the Securities Act while the LLC Shares are subject to this Agreement, of OPS's becoming aware that a Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and prepare and furnish to LLC, and the underwriters if any, a reasonable number of copies of an amendment to such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such LLC Shares, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

         (f)      promptly notify LLC, and the underwriters if any,

                  (1) when any Prospectus or Prospectus supplement or pre- or post-effective amendment has been filed, and, with respect to the Registration Statement or post-effective amendment, when such Registration Statement or post-effective amendment has become effective;

                  (2) of any request by the SEC or any other applicable regulatory authority for amendments or supplements to the Registration Statement or Prospectus or for additional information;

                  (3) of the issuance by the SEC or any other applicable regulatory authority of any stop order of which OPS or its counsel is aware or should be aware suspending the effectiveness of the Registration Statement or any order preventing the use of a related Prospectus, or the initiation or any threats of any proceedings for such purpose; and

                  (4) of the receipt by OPS of any written notification of the suspension of the registration or qualification of any of the LLC Shares for sale in any jurisdiction, or the initiation or any threats of any proceeding for such purpose;

         (g) use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its shareholders, as soon as reasonably practicable, an earnings statement that shall satisfy the provisions of Section 11(a) of the Securities Act, provided that OPS shall be deemed to have complied with this Section 2.4(g) if it has complied with Rule 158 under the Securities Act;

         (h) use its best efforts to provide a transfer agent and registrar for the LLC Shares covered by the Registration Statement no later than the effective date of such Registration Statement;

         (i) if the LLC Shares are to be sold in an underwritten offering, enter into a customary underwriting agreement and in connection therewith:

                  (1) make such representations and warranties to the underwriters and to LLC and any Affiliate of LLC, to the extent that LLC and such Affiliate(s) are selling shareholders, in form, substance and scope as are customarily made by issuers to underwriters and selling shareholders in comparable underwritten offerings;

                  (2) obtain opinions of counsel to OPS (in form, substance and scope reasonably satisfactory to the managing underwriters), addressed to the underwriters, and covering the matters customarily covered in opinions requested in comparable underwritten offerings, including, if requested by LLC or any Affiliate of LLC, a statement to the effect that such opinions may be relied upon by LLC and such Affiliate(s) of LLC, to the extent that LLC and such Affiliate(s) are selling shareholders;

                  (3) obtain "cold comfort" letters and bring-downs thereof from OPS's independent certified public accountants addressed to the underwriters and LLC, such letters to be in customary form and covering the matters customarily covered in "cold comfort" letters by independent accountants in comparable underwritten offerings;

                  (4) if requested, provide indemnification in accordance with the provisions and procedures of Article IV of this Agreement to all parties to be indemnified pursuant to such Article;

                  (5) deliver such documents and certificates as the managing underwriters or LLC may reasonably request to evidence compliance with
Section 2.4(f) above and with any customary conditions contained in the underwriting agreement; and

                  (6) make its officers and directors reasonably available for "roadshows."

         (j) cooperate with LLC, and the underwriters if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing the securities to be sold under the Registration Statement, and enable such securities to be in such denominations and registered in such names as LLC, or the underwriters if any, may request;

         (k) if the managing underwriter or underwriters or LLC reasonably request, incorporate in a Prospectus supplement or post-effective amendment thereto such information as the managing underwriter or underwriters and LLC agree should be included therein relating to OPS and its business and financial condition and the plan of distribution with respect to such LLC Shares, including, without limitation, information with respect to the number of LLC Shares being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the LLC Shares to be sold in such offering and make all required filings of such Prospectus supplement or post-effective amendment as promptly as practicable upon being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

         (l) provide LLC, any underwriter and any attorney, accountant or other agent retained by LLC or underwriter (collectively, the "Inspectors") with
(i) the opportunity to participate in the preparation of the Registration Statement, any Prospectus, and any amendment or supplement thereto and (ii) reasonable access during normal business hours to appropriate officers of OPS and its subsidiaries to ask questions and to obtain information that any such Inspector may reasonably request and make available for inspection all financial and other records, pertinent corporate documents and properties of any of OPS and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility; provided, however, that the Records that OPS determines, in good faith, to be confidential and that it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs or is otherwise bound by a confidentiality agreement reasonably satisfactory to OPS; and

         (m) in the event of the issuance of any stop order of which OPS or its counsel is aware or should be aware suspending the effectiveness of the Registration Statement or any order suspending or preventing the use of any related Prospectus or suspending the registration or qualification of any LLC Shares for sale in any jurisdiction, OPS promptly will use its best efforts to obtain its withdrawal.

         LLC shall furnish to OPS in writing such information regarding LLC and its Affiliates as is required to be disclosed pursuant to the Securities Act. LLC agrees to notify OPS promptly of any inaccuracy or change in information previously furnished by LLC to OPS or of the happening of any event in either case as a result of which the Registration Statement, a Prospectus, or any amendment or supplement thereto contains an untrue statement of a material fact regarding LLC or omits to state a material fact regarding LLC required to be stated therein or necessary to make the statements therein not misleading and to furnish promptly to OPS any additional information required to correct and
update  any   previously   furnished   information  or  required  so  that  such
Registration Statement, Prospectus, or amendment or supplement, shall not contain, with respect to LLC, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         LLC agrees that, upon receipt of any notice from OPS of the happening of any event of the kind described in Sections 2.4(e) or (m) above, LLC will forthwith discontinue the transfer or disposition of any LLC Shares pursuant to the Prospectus relating to the Registration Statement covering such LLC Shares until LLC's receipt of the copies of the amended or supplemented Prospectus contemplated by Section 2.4(e) or the withdrawal of any order contemplated by
Section 2.4(m), and, if so directed by OPS, LLC will deliver to OPS all copies, other than permanent file copies then in LLC's possession, of the Prospectus covering such LLC Shares at the time of receipt of such notice. The period during which any discontinuance under this paragraph is in effect is referred to herein as a "Discontinuance Period."

         Section 2.4. Registration Expenses. OPS will pay all Registration Expenses in connection with the registration of the LLC Shares pursuant to
Section 2.4 above, and LLC shall pay (x) any fees or disbursements of counsel to LLC or any underwriter and (y) any brokerage commissions and fees, underwriting discounts and commissions, transfer taxes and documentary stamp taxes, if any, relating to the sale or disposition of the LLC Shares.

         Section 2.5. Selection of Underwriters. In connection with any underwritten offering pursuant to the Registration Statement filed pursuant to
Section 2.4 above, LLC shall have the right to select a lead managing underwriter or underwriters to administer such offering, which lead managing underwriter or underwriters shall be reasonably satisfactory to OPS; provided, however, that OPS shall have the right to select a co-managing underwriter or underwriters for such offering, which co-managing underwriter or underwriters shall be reasonably satisfactory to LLC.

                                   ARTICLE III

                                 Holdback Period

         If one or more underwritten public offerings of shares of Common Stock (other than the LLC Shares) by OPS occur during the period of the effectiveness of the registration relating to the LLC Shares under Section 2.2(c) above, then, in connection with each such public offering, OPS may require LLC and its Affiliates to refrain from, and LLC and its Affiliates will refrain from, selling any of the LLC Shares for a period determined by OPS but not to exceed ninety (90) days (each such period referred to as a "Holdback Period") so long as OPS delivers written notice to LLC of OPS's requirement of a Holdback Period, and the length of such Holdback Period, no less than three days prior to the inception of the Holdback Period; provided that OPS may require LLC to refrain from selling any of the LLC Shares during no more than three such Holdback Periods; and provided further that OPS may require LLC to refrain from selling any of the LLC Shares during no more than two Holdback Periods in any one calendar year.

                                   ARTICLE IV

                          Indemnification; Contribution

         Section 4.1. Indemnification by OPS. OPS will, and hereby does indemnify and hold harmless, to the fullest extent permitted by law, and, subject to Section 4.3 below, defend LLC and LLC's members, managers, employees, agents, representatives and each other Person, if any, who controls LLC within the meaning of the Securities Act, against any and all losses, claims, damages, liabilities and expenses, joint or several, to which they or any of them may become subject under the Securities Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, and to reimburse them for any reasonable legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities, expenses or actions arise out of or are based upon (i) any untrue statement or alleged untrue statement of a
material  fact  contained  in  the   Registration   Statement  or  any  pre-  or
post-effective amendment thereto or in any Blue Sky Filing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the indemnification agreement contained herein shall not apply to such losses, claims, damages, liabilities, expenses or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to OPS by LLC from time to time specifically for use in the Registration Statement, the Prospectus or any such amendment or supplement thereto or any Blue Sky Filing. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of LLC or any other Person and shall survive the transfer of such securities by LLC.

         Section 4.2. Indemnification by LLC. LLC will, and hereby does, indemnify and hold harmless and, subject to Section 4.3 below, defend (in the same manner and to the same extent as set forth in Section 4.1 above) OPS and OPS's officers, directors, employees, agents, representatives and each other Person, if any, who controls OPS within the meaning of the Securities Act, with respect to any such untrue statement or alleged untrue statement in, or any such omission or alleged omission from, the Registration Statement, any Prospectus, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to OPS by LLC from time to time specifically for use in the Registration Statement, the Prospectus, and any such amendment or supplement thereto. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of OPS or any such director, officer or any other Person and shall survive the transfer of such securities by LLC.

         Section 4.3. Notices of Claims. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Sections 4.1 and 4.2 above, such indemnified party will give, if a claim in respect thereof is to be made against an indemnifying party, written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article IV, except to the extent that the indemnifying party is actually prejudiced in any material respect by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of reasonable investigation. If the indemnifying party advises an indemnified party that it will contest a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such Person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim in each case at the indemnifying party's expense. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's reasonable costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party that relates to such action or claim. The indemnifying party shall keep the indemnified party fully informed at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense, except that the indemnifying party shall be liable for such reasonable costs and expenses if, in such indemnified party's reasonable judgment, a conflict of interest between such indemnified and indemnifying parties may exist as described above. If the indemnifying party does not assume such defense, the indemnified party shall keep the indemnifying party informed at all times as to the status of the defense; provided, however, that the failure to keep the indemnifying party so informed shall not affect the obligations of the indemnifying party hereunder. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a general written release from all liability with respect to such claim or litigation.

         Section  4.4.      Indemnification   Payments. The   indemnification
required by this Article IV shall be made by periodic payments of the amount thereof during the course of the investigation or defense as and when bills are received or expense, loss, damage or liability is incurred, subject to the receipt of such documentary support therefor as the indemnifying party may reasonably request.

         Section 4.5. Contribution. If the indemnification provided for in this Article IV is unavailable to or insufficient to hold harmless a party otherwise entitled to be indemnified thereunder in respect to any losses, claims, damages and expenses (or actions, whether commenced or threatened, in respect thereof) referred to therein, then OPS and LLC shall contribute to the amount paid or payable by such party as a result of such losses, claims, damages, liabilities, expenses or actions in such proportion as is appropriate to reflect the relative fault of OPS and LLC in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, expenses or actions. The relative fault of OPS and LLC shall be determined by reference to whether the untrue statement or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by OPS or by LLC and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. OPS and LLC agree that it would not be just and equitable if contributions pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 4.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

         Section 4.6. Other Rights and Liabilities. The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the indemnified party against the indemnifying party or others and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

                                    ARTICLE V

                                  Miscellaneous

         Section 5.1. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including telecopy or similar teletransmission), addressed as follows:

                  If to OPS,
                  to it at:       Open Plan Systems, Inc.
                                  4299 Carolina Avenue
                                  Building C
                                  Richmond, Virginia  23222
                                  Telecopier:  (804) 228-5656
                                  Attention:  Anthony F. Markel

                  With a copy to: Williams Mullen Christian & Dobbins
                                  1021 East Cary Street, 16th Floor
                                  Richmond, Virginia 23219
                                  Telecopier: (804) 783-6507
                                  Attention:  Theodore L. Chandler, Jr., Esquire


                  If to LLC,
                  to it at:       Great Lakes Capital, LLC
                                  310 South Street
                                  Morristown, New Jersey 07960
                                  Telecopier: (973) 539-7909
                                  Attention: W. Sydnor Settle

                  With a copy to: Dykema Gossett PLLC
                                  400 Renaissance Center
                                  Detroit, Michigan 48243-1668
                                  Telecopier: (313) 568-6915
                                  Attention:  Fredrick M. Miller, Esquire


Unless otherwise specified herein, such notices or other communications shall be deemed received (a) in the case of any notice or communication sent other than by mail, on the date actually delivered to such address (evidenced, in the case of delivery by overnight courier, by confirmation of delivery from the overnight courier service making such delivery, and in the case of a telecopy, by receipt of a transmission confirmation form or the addressee's confirmation of receipt), or (b) in the case of any notice or communication sent by mail, three business days after being sent, if sent by registered or certified mail, with first-class postage prepaid. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

         Section 5.2.      Amendments.  This  Agreement  may   not  be  amended,
changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by LLC and by OPS.

         Section 5.3. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation in the case of any corporate party hereto any corporate successor by merger or otherwise; provided that no party may assign this Agreement without the other party's prior written consent.

         Section 5.4. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement, the Consulting Agreement and the Stock Option Agreement.

         Section 5.5. Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         Section 5.6. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         Section 5.7. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         Section 5.8.      No Third Party  Beneficiaries.  Except as provided in
Article IV above, this Agreement is not intended to be for the benefit of and shall not be enforceable by any Person who or which is not a party hereto.

         Section 5.9. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits, and agrees to cause each of its Affiliates to submit, to the jurisdiction of the federal courts located in the City of Richmond, Virginia, and in the event that such federal courts shall not have subject matter jurisdiction over the relevant proceeding, then of the state courts located in the City of Richmond, Virginia, for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof or the transactions contemplated hereby,
(ii) hereby waives, and agrees to cause each of its Affiliates to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Affiliates to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence or to permit any of its Affiliates to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Virginia law, as the case may be, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to
Section 5.1 above is reasonably calculated to give actual notice. Notwithstanding anything contained in this Section 5.9 to the contrary with respect to the parties' forum selection, if an action is filed against a party to this Agreement, including its Affiliates, by a person who or which is not a party to this Agreement, an Affiliate of a party to this Agreement, or an assignee thereof (a "Third Party Action"), in a forum other than the federal district court or a state court located in the City of Richmond, Virginia, and such Third Party Action is based upon, arises from, or implicates rights, obligations or liabilities existing under this Agreement or acts or omissions pursuant to this Agreement, then the party to this Agreement, including its Affiliates, joined as a defendant in such Third Party Action shall have the right to file cross-claims or third-party claims in the Third Party Action against the other party to this Agreement, including its Affiliates, and even if not a defendant therein, to intervene in such Third Party Action with or without also filing cross-claims or third-party claims against the other party to this Agreement, including its Affiliates.

         Section 5.10. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive law of the Commonwealth of Virginia, without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any other jurisdiction.

         Section 5.11. Name, Captions. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof.

         Section 5.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         Section 5.13. Expenses. Each of the parties hereto shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby, except that in the event of a dispute concerning the terms or enforcement of this Agreement, the prevailing party in any such dispute shall be entitled to reimbursement of reasonable legal fees and disbursements from the other party or parties to such dispute.

                            [SIGNATURES ON NEXT PAGE]

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Registration Rights Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.


                                       OPEN PLAN SYSTEMS, INC.


                                       By:  /s/ Anthony F. Markel
                                          --------------------------------------
                                                Anthony F. Markel
                                                Chairman of the Board


                                       GREAT LAKES CAPITAL, LLC


                                       By:  /s/ W. Sydnor Settle
                                          --------------------------------------
                                                 W. Sydnor Settle
                                                 Manager





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